BlackRock AGM on May 15, 2024

ITEM 6 – Bluebell Capital Partners Proposal –

"*Amend Bylaws to Require Independent Board Chair*"

April 9th, 2024

BLUEBELL | CAPITAL PARTNERS

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BLUEBELL | CAPITAL PARTNERS

Disclosure Statement and Disclaimer (continued)

Throughout this presentation, total shareholder return ("TSR") is defined as the total return an investor would receive if they purchased one share of stock on the first day of the measured period,

inclusive of share price appreciation and dividends paid. We highlight the S&P 500 throughout this presentation only as a widely recognized index; however, for various reasons the performance of the index and that of the securities mentioned herein may not be comparable. One cannot invest directly in an index.

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****

3

BLUEBELL | CAPITAL PARTNERS

About Bluebell Capital Partners

➢ Bluebell Capital Partners is a London based activist investor focussing predominantly on large cap companies where long term sustainable value could be realised by addressing specific operational, strategic and capital allocation or governance (or broadly speaking ESG) issues

Giuseppe Bivona – Co-CIO	Marco Taricco – Co-CIO





➢ Previously, Giuseppe spent 18 years at Morgan Stanley, Lehman Brothers and Goldman Sachs in London, and began his career at McKinsey and IBM in Milan

➢ Giuseppe holds a degree in Mechanical Engineering from the University of Rome "La Sapienza" and an MBA from Columbia Business School

➢ LinkedIn here

➢ Previously, Marco spent 23 years at Goldman Sachs, Morgan Stanley and JP Morgan, where he held several senior positions in New York, London and Milan

➢ Marco holds a BA from Turin University, an MBA from Columbia Business School and is a qualified Chartered Accountant in Italy

➢ LinkedIn here

BLUEBELL | CAPITAL PARTNERS

What is this proxy context about?

At BlackRock's AGM scheduled for May 15, 2024, Bluebell Capital Partners is proposing an amendment to the company's bylaws to require an Independent Board Chair (Item 6 - Vote: "FOR").

RESOLVED:

◆ Effective BlackRock AGM 2025, amend Art. IV (OFFICERS) Section 4.1 (Designation) of the Bylaws from current text "…*The Board of Directors of the Corporation, in its discretion, may also elect a Chairman of the Board of Directors (who must be a director)…*" to the proposed text: "…*The Board of Directors of the Corporation, shall elect a Chairman of the Board of Directors who must be an Independent Director (and if the Board determines that a Chairman who was independent when selected is no longer independent, the Board shall select a new Chairman who satisfies the requirements of the policy within a reasonable amount of time)…*"

SUPPORTING STATEMENT:

◆ The CEO of BlackRock is also the Chairman. The role of the CEO is to run the company. The role of the Board is to provide independent oversight of the CEO. Therefore, in general terms, there is an inherent conflict of interest for a CEO to act as her/his own oversight as Chair. Whilst each situation needs to be reviewed on a case-by-case basis, the lack of independent oversight within BlackRock's Board, can be evidenced by the numerous contradictions and inconsistencies between BlackRock's ESG strategy and its implementation.

BLUEBELL | CAPITAL PARTNERS

Why did we ask to require an Independent Board Chair at BlackRock

BlackRock, a global leader in the Asset Management industry, has in our opinion shown itself to be a master of messaging and hypocrisy when it comes to its corporate governance and exertion of ESG stewardship. Upon closer inspection, phenomenal TSR performance is the remnant of a bygone era: BlackRock - with a below average corporate governance - has delivered below average returns with increasing risks (i.e., greenwashing risk). All of this must be stopped

Issue	◆ BlackRock's governance is extremely poor vs its rhetoric, with an oversized board, insufficient independence, combined Chair/ CEO without proper 'checks and balances' other than a Lead Independent Director sitting on the BoD for 24 years without the necessary powers and authorities to be effective ◆ The lack of independent oversight on BlackRock stewardship activities - given the inconsistencies and contradictions between ESG policies and implementation - have alienated many customers and has exposed BlackRock to unreasonable risk (greenwashing) that BlackRock fails to recognize

Proposal	◆ The separation of the CEO and Chair roles, with the appointment of an Independent Chair (to be effective by the 2025 AGM) will allow to:
	
	    ◆ provide an effective independence oversight that will ultimately lead to superior shareholder returns and reduced risk
	
	    ◆ prepare the succession of CEO Fink (Mr. Fink is 71 years old with a board retirement age policy at 75 years) as the new Chair will bridge the transition

Action	**Vote "FOR" to Item 6 at the 15 May 2024 BlackRock AGM**

Note: please see further slides in support of the above opinions and assumptions

BLUEBELL | CAPITAL PARTNERS

Bluebell Capital Partners engagement with BlackRock (2021-2024)

BCP letters to Larry Fink urging BlackRock to maintain consistency in its application of ESG principles, aligning with its public stance:
- 14 January 2021 (Solvay)
- 3 November 2021 (Solvay)

5 December 2022: first meeting with Mr. Dickson, BlackRock Corporate Secretary, confirming our letter was discussed by BlackRock's Nominating, Governance and Sustainability Committee

March to April 2023: emails / calls with Mr. Dickson, Corporate Secretary: requested a meeting with BLK LID, unsuccessfully

6 April 2023: letter to BlackRock and to selected regulators in North America and Europe to discuss the risks of Voting Choice and the inadequacy of BlackRock Investment Stewardship team to administer thoughtful voting for over 14k AGMs per year

Additional BCP letters to Larry Fink:
- 3 May 2022 (Solvay)
- 15 May 2022 (Leonardo)

Additional BCP letter to Larry Fink: 19 April 2023 (Glencore)



10 November 2022: First BCP letter to the Board of Directors ("BoD") of BlackRock asking to:

1. Review the ESG strategy
2. Appoint a new Lead Independent Director
3. Separate the roles of CEO and Chairman

6 February 2023: Second BCP letter to the BoD of BlackRock re-iterating our requests, as we had not received any tangible feedback from the Company.
In the meantime, Larry Fink's new 2023 "Dear Clients" letter stopped using the word 'ESG'

7 November 2023 – BlackRock announces that Lead Independent Director Murry S. Gerber, has informed the Company of his decision to not stand for re-election at the conclusion of his term in May 2024 and retire after 23 years on the Board

Decision was subsequently reversed on 28 March 2024, *"in light of the Global Infrastructure Partners Transaction"*[1]

For over **three years** Bluebell Capital Partners ("BCP") sought a constructive dialogue with BlackRock's ("BLK") Board. As the Board refused to engage, we were left with no alternative but to directly address BlackRock's shareholders to request governance changes. We urge shareholders to vote 'FOR' item 6 ("*Amend Bylaws to Require Independent Board Chair*")

1. https://ir.blackrock.com/news-and-events/press-releases/press-releases-details/2024/BlackRock-Independent-Directors-Ask-Murry-S.-Gerber-to-Stand-for-Re-Election-and-Remain-Lead-Independent-Director-in-Light-of-Global-Infrastructure-Partners-Transaction-2024-olRJvnyZC4/default.aspx

BLUEBELL | CAPITAL PARTNERS

Additional considerations

◆ **<u>Our proposal is not intended to be a vote of no-confidence in CEO Larry Fink, but simply aims to address the lack of independent oversight by the Board</u>**

◆ Our proposal is not rooted in a mere abstract preference for the separation of the Chair (to be independent) and CEO, disregarding other viable governance structures. Rather, it stems from our specific assessment of the <u>unequivocal failure</u> of BlackRock's governance to provide independent oversight on the company's management

◆ The separation of Chair/CEO is increasingly regarded as the prevailing *'Best Practice'* and the entire Asset Management industry strongly supports it. While a case-by-case approach is typically adopted (in line with Bluebell Capital Partners' approach), the analysis is guided by the same considerations outlined by Bluebell Capital Partners in support of voting "**FOR**" to our proposal (Item 6)

◆ The proposed separation of Chair/CEO at BlackRock also signifies a test on coherence and integrity of the Asset Management industry, which collectively represents BlackRock's single largest shareholder. The outcome of the ballot will thus be significantly influenced by leading asset managers[1], as well as by the recommendations of leading Proxy Advisors (ISS, Glass Lewis). Black Rock Investment Stewardship (or "BIS") vote recommendation (if any) would be a real test of BIS credibility and integrity.

1. such as Vanguard, Fidelity, State Street, Capital Group, and others

BLUEBELL | CAPITAL PARTNERS

Key reasons for BlackRock's shareholders to vote "FOR" on Item 6

BlackRock Board suffers from at least three different kind of shortcomings

BlackRock's overall poor governance

- Discretionary Chair
- Oversized board
- Directors lacking independence
- Committee chaired by not-independent directors
- Ineffective powers granted to the Lead Independent Director
- Conflict of interest voting BlackRock's shares owned by BlackRock's funds
- Overall, very weak governance vs its rhetoric and below average vs S&P500

Supporting evidence 1 to 11

No oversight on stewardship activities

- Insufficient resources allocated to administer the voting function
- Contradictory position on thermal coal and Scope 3 emission disclosure
- Voting decisions taken against the interest of BlackRock own clients on ESG and non-ESG related items:

ESG related

- Environment: BlackRock voted FOR a director leading ESG at a company responsible for a major environmental issue
- Social: BlackRock voted FOR a CEO with a criminal record
- Governance: BlackRock voted AGAINST higher representation for shareholders

Supporting evidence 12 to 19

Not-ESG related

- Routine items: BlackRock regularly voted in line with management recommendations at companies filing for Chapter 11 (i.e. Bed Bath & Beyond, Lordstown Motor Corp, SVB and Signature Bank)

Supporting evidence 20

Failure to recognize and manage greenwashing risk

- The contradictions and inconsistencies of BlackRock's ESG stance have resulted in (i) the alienation of clients and (ii) the unreasonable politicization of the ESG debate, exposing BlackRock to unnecessary reputational risk
- The Board has failed to recognize and address the growing risk of '*greenwashing*' despite the above point: in its 2023 10K filing, BLK neglects to identify '*greenwashing*' as a standalone source of risk

Supporting evidence 21 to 22

BLUEBELL | CAPITAL PARTNERS

Voting "FOR" on Item 6 is coherent with 'Best Practices'

The outcome of the ballot on Item 6 is also a test on the coherence and integrity of the Asset Management industry, which is BlackRock's leading shareholder

Broad support on Chair/CEO separation from BlackRock's leading shareholder: the Asset Management industry	BlackRock's meritless and self-referential arguments to oppose the separation of Chair/CEO proposed by Bluebell Capital Partners (Item 6)
• The Asset Management Industry (i.e. Vanguard, Fidelity, State Street, Capital Group and several others) collectively is BlackRock's single largest shareholder: • Many leading global investors in Europe (such as Norges) and the US (such as CalSTRS and CalPERS) are in favour of Chair/CEO separation; • The vast majority of the Asset Management industry strongly supports separation; • For those who prefer a case-by-case approach (as is also the approach of Bluebell Capital Partners), the analysis is driven by the same considerations outlined in our request; • Proxy Advisors (i.e. ISS and Glass Lewis) also generally support the split of CEO and Chairman roles.	• *'The BoD regularly reviews its leadership structure'*: failure to correct confirms lack of independent oversight • Under the current leadership structure *"BlackRock has delivered industry-leading growth"*: this is no longer the case since 2009, at least from a TSR perspective • BCP criticisms *'are rooted in its disagreements with proxy voting decisions made by BIS [including] instances where BIS did not support [BCP] campaigns"*: BCP observed that BIS voted against the interests of their own clients, thus leading to question their independent oversight on the performance of the voting function • *'One-size-fits-all approach to board leadership may not suit each company's circumstances'*: our request is based on an in-depth analysis of BlackRock's governance • *'Independent oversight is carried out by the Board'*: according to BlackRock's BoD, even Ms. Susan Wagner, (BlackRock's co-founder with Mr. Fink and Mr. Kapito) is independent
Supporting evidence (23) to (29)	*Supporting evidence* (30)

BLUEBELL | CAPITAL PARTNERS

BlackRock's Rhetoric

We believe that an effective and well-functioning board that has appropriate governance structures to facilitate oversight of a company's management and strategic initiatives is critical to the long-term financial success of a company and the protection of shareholders' economic interests"

BlackRock Proxy Voting Guidelines for US securities[1]

1. Version effective as of January 2024 https://www.blackrock.com/corporate/literature/fact-sheet/blk-responsible-investment-guidelines-us.pdf

BLUEBELL | CAPITAL PARTNERS

BlackRock's Governance is below average

BlackRock proclaims itself as a defender of governance for the benefit of its clients, but does not concern itself with having below-average governance to the detriment of its shareholders

Board Statistics	Average S&P500[1]	BlackRock[2]	BLK Score
Tenure of Chair (Years)	Average Independent Chair tenure is 4.4 years	36	✘
Split Chair / CEO roles	Split role in 59% of BoDs in 2023 (up from 57% in 2022)	NO	✘
% Less represented gender	33%	31%	✘
Size (# members)	10.8	16	✘
Average Tenure of Board members (years)	7.8	10	✘
Tenure Lead Independent Director (years)	4.4 as LID	8 as LID (24 on the BoD)	✘
% Independent Board Members	85%	81% [3]	✘

1. Source: https://www.spencerstuart.com/-/media/2023/september/usbi/2023_us_spencer_stuart_board_index.pdf?sc_trk=BDB9A48933CA433C9DDD7D4E85D62A38
2. Source: BlackRock Proxy Filing 2024 (https://s24.q4cdn.com/856567660/files/doc_financials/2024/ar/2024-Proxy-Statement_vF.pdf)
3. Source: Bluebell estimates for BlackRock, considering Director Ms. Susan Wagner, co-founder and former COO as non-independent

BLUEBELL | CAPITAL PARTNERS

BlackRock's Rhetoric

"Our ability to adapt, evolve, and grow has generated a total return of 9,000% for our shareholders since our IPO in 1999. That is well in excess of the S&P 500 return of 490% and representative of a business model serving all our stakeholders"

CEO Larry Fink, 2024 Letter to investors[1]

1. Larry Fink 2024 Investors Letter: https://www.blackrock.com/corporate/investor-relations/larry-fink-annual-chairmans-letter#

BLUEBELL | CAPITAL PARTNERS

The last myth on BLK over-performance: a story of two tales

BlackRock constantly says to have delivered since the IPO (30 Sep. 1999) outstanding returns to shareholders vs. S&P500, however BlackRock omits to say that the outperformance relative to the S&P500 stopped with the BGI deal 15 years ago.

BlackRock Narrative – BlackRock TSR: from IPO to Today[1]



The Reality – BlackRock outperformance vs S&P500 stopped some 15 years ago

BlackRock TSR: From IPO to BGI Deal Announcement[2]



BlackRock TSR: From BGI Deal Announcement to Today[3]



1. Source: 2024 BLK Investor letter, rebuilt with Bloomberg data in USD, assuming dividend re-investment in the stock, from IPO (30/09/1999) till 31/12/2023 – levels rebased to $100.
2. Source: Bloomberg data in USD, assuming dividend re-investment in the stock. From IPO (01/10/1999) till 12/06/2009 (BGI deal announcement) – rebased to $100.
3. Source: Bloomberg data in USD, assuming dividend re-investment in the stock. From 12/06/2009 (BGI deal announcement) till 31/12/2023 Rebased to BlackRock 12 June 2009 level of $1,378

BLUEBELL | CAPITAL PARTNERS

BlackRock Stock TSR is below average (and deteriorating)

BlackRock is not outperforming its peers either

Facts

- Not only did BlackRock's outperformance vs the market (S&P 500) stopped 15 years ago, but also performance vs peers (indicated by BlackRock itself[(1)]) is deteriorating
- Out of the 18 indicated peers, BlackRock was in the bottom 50% group on a 1 year and 3 year horizon

BlackRock TSR vs Peers – Since BGI Acquisition



#8 out of 18
556%
FRANKLIN
STATE STREET
N. TRUST
BNY MELL
GS
MS
T ROWE PRICE
FIS
SCHWAB
BLACKROCK
ADP
AMEX
R.JAMES
FISERV
VISA
AMERIPRISE
MASTERCARD

BlackRock TSR vs Peers – 1 year



#10 out of 18
31%
Paypal
FRANKLIN
N. TRUST
STATE STREET
T ROWE PRICE
MS
ADP
VISA
BLACKROCK
GS
SCHWAB
MASTERCARD
BNY MELL
FISERV
AMEX
R. JAMES
AMERIPRISE
FIS

BlackRock TSR vs Peers – 3 year



#11 out of 18
17%
Paypal
FIS
T ROWE PRICE
N. TRUST
STATE STREET
FRANKLIN
SCHWAB
BLACKROCK
MS
FISERV
BNY MELL
MASTERCARD
GS
VISA
ADP
R. JAMES
AMEX
AMERIPRISE

1. Based on the 2023 AGM proxy filing list of companies used as a reference for compensation benchmarking purposes. These are companies "*that are in our industry or have similar lines of business, are competitors for our executive talent, are large, complex organizations with global reach and / or similarly sized from a revenue and market capitalization perspective*"

BLUEBELL | CAPITAL PARTNERS

Conclusions

BlackRock AGM on May 15, 2024

ITEM 6 – Bluebell Capital Partners Proposal –

"Amend Bylaws

to

Require Independent Board Chair"

VOTE: **"FOR"**

BLUEBELL | CAPITAL PARTNERS

SUPPORTING EVIDENCE

BLUEBELL | CAPITAL PARTNERS

Supporting Evidence

1 to **22** Page 18-69	**Why to vote "FOR" Bluebell Capital Partners proposal to separate Chair/CEO at BlackRock**
23 to **28** Page 70-80	**Why the proposed separation of Chair/CEO at BlackRock represents also a test on the coherence and integrity of the Asset Management Industry**
29 Page 81-85	**BlackRock Board of Directors' misconstrued statement in opposition**

BLUEBELL | CAPITAL PARTNERS

BlackRock's overall very poor governance

Supporting evidence:

1   Discretionary appointment of the Chair

2   Oversized Board of Directors

3   BlackRock's co-founder Ms. Susan Wagner classified as independent director

4   Questionable independence of three other BlackRock's Directors

5   Board of Director's committees include non-independent Directors also in the position of Chair

6   Hierarchical structure of BoD's Committees: the Executive Committee is the '*Committee of the Committees*'

7   The lack of independence of the Lead Independent Director is also a result of ineffective powers and authorities

8   Unavailability of Lead Independent Director to meet with dissenting shareholders

9   The need to prepare the impending succession for the current Chair/CEO, who is 71 years old

10   Ineffective resolution of conflict of interest in voting its own shares owned through BlackRock's funds

11   BlackRock's governance is worse than what is increasingly considered 'Worst Practice'

BLUEBELL | CAPITAL PARTNERS

BlackRock's Rhetoric

"To meet our clients' needs, we believe the companies we invest in should similarly be focused on achieving sustainable returns over the longer term. Good corporate governance is critical to that goal"

CEO Larry Fink, 2014 Letter to CEOs[1]

1. Larry Fink 2014 CEO letter: https://www.blackrock.com/corporate/investor-relations/2014-larry-fink-ceo-letter

BLUEBELL | CAPITAL PARTNERS

① BlackRock's Discretionary appointment of the Chair

Under BlackRock's Bylaws, there is no obligation for the BoD to appoint a Chair

> *"The officers of the Corporation shall be elected by the Board of Directors and shall include a Chief Executive Officer, President, Chief Financial Officer, Treasurer and Secretary. The Board of Directors of the Corporation,* **in its discretion, may also elect a Chairman of the Board of Directors** *(who must be a director)..."* (BlackRock, Bylaws, Article IV – Officers – 4.1 designation)

◆ The key role of the Chair is to ensure the effectiveness of the Board

◆ Affirming that the appointment of the Chair is discretionary - as BlackRock does in its Bylaws - ultimately implies considering the effective functioning of the Board as discretionary

◆ Without a doubt, it is considered best practice for the Board to be obliged to elect a Chair, which is also the case for the companies listed by BlackRock as its own peers (American Express Co., Ameriprise Financial, Inc., the Bank of New York Mellon Co., the Charles Schwab Co., Northern Trust Co., and Visa Inc.)

◆ It wouldn't be possible to mandate the BoD to appoint an Independent Chair if the BoD isn't first mandated to appoint a Chair

BLUEBELL | CAPITAL PARTNERS

BlackRock's Oversized Board of Directors

An oversized board (16 directors vs. 10.8 of S&P 500) characterized by long directorship tenure (10 years vs. 7.8 years of S&P 500) and low female participation (31% vs. 33% S&P 500)[1]


Laurence D. Fink
Chairman and CEO of BlackRock


Pamela Daley
Former Senior Vice President of Corporate Business Development of General Electric Company


William E. Ford
Chairman and CEO of General Atlantic


Charles H. Robbins
Chairman and CEO of Cisco Systems, Inc.


Marco Antonio Slim Domit
Chairman of Grupo Financiero Inbursa, S.A.B. de C.V


Fabrizio Freda
President and CEO of the Estée Lauder Companies Inc.


Murry S. Gerber
LEAD INDEPENDENT DIRECTOR
Former Chairman and CEO of EQT Corporation


Margaret "Peggy" L. Johnson
Former CEO of Magic Leap, Inc.


Robert S. Kapito
President of BlackRock


Hans E. Vestberg
Chairman and CEO of Verizon Communications, Inc.


Susan L. Wagner
Former Vice Chairman of BlackRock


Cheryl D. Mills
Founder and CEO of BlackIvy Group


Amin H. Nasser
President and CEO of the Saudi Arabian Oil Company


Gordon M. Nixon
Former President and CEO of Royal Bank of Canada


Kristin Peck
CEO of Zoetis, Inc.


Mark Wilson
Former CEO of Aviva plc and former President and CEO of AIA

1. Source: https://www.spencerstuart.com/-/media/2023/september/usbi/2023_us_spencer_stuart_board_index.pdf?sc_trk=BDB9A48933CA433C9DDD7D4E85D62A38 and BlackRock Proxy Filing 2024 (https://s24.q4cdn.com/856567660/files/doc_financials/2024/ar/2024-Proxy-Statement_vF.pdf)

BLUEBELL CAPITAL PARTNERS

Independence under NYSE Rules

Regulation provides a floor: necessary conditions for independence. It is up to BlackRock to set a best-in-class example for "*good corporate governance*"

The determination of the independence of a board member in the US is found in NYSE rules:[1]

◆ 303A.02(a): "*No director qualifies as 'independent' unless the board of directors affirmatively determines that the director has* **no material relationship with the listed company** *(either directly or as a partner, shareholder or officer of an organization that has a relationship with the company)*"

◆ 302A.02(b): "*In addition,* **a director is not independent if: (i) The director is, or has been within the last three years, an employee of the listed company**, *or an immediate family member is, or has been within the last three years, an executive officer of the listed company; (ii) The director has received, or has an immediate family member who has received, during any twelve-month period within the last three years, more than $120,000 in direct compensation from the listed company, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service [...]*"

Further, on NYSE Listed Company Manual Section 303A Corporate Governance Standards Frequently Asked Questions[2]

◆ Question: "*May a company take the position that any director who satisfies the bright line independence criteria set forth in Section 303A.02(b) is per se independent?*"

◆ Answer: "***Such a blanket conclusion does not appear to be supportable***. *Section 303A.02(a) requires a board to make independence determinations based on all relevant facts and circumstances. Even if a director meets all the bright line criteria set out in Section 303A.02(b), the board is still required under Section 303A.02(a) to make an affirmative determination that the director has no material relationship with the listed company.* ***The criteria in Section 303A.02(b) were not intended to be an exhaustive list of circumstances or relationships that would preclude independence***. *To state categorically that those five criteria describe all the relationships or circumstances that are material to an independence determination may well raise concerns among shareholders regarding the thoroughness of the board's review of director independence. For these reasons,* ***it does not appear appropriate for a company to take the position as a categorical matter that any director who passes the bright line tests is per se independent, or that all relationships other than those which would disqualify a director from being determined independent under Section 303A.02(b) are per se immaterial***"

1. Source: NYSE https://nyseguide.srorules.com/listed-company-manual/09013e2c85c00746
2. Source: NYSE Q&A document revised July 208, 2021, Section C:
   https://www.nyse.com/publicdocs/nyse/regulation/nyse/FAQ_NYSE_Listed_Company_Manual_Section_303A_7_28_2021.pdf

BLUEBELL | CAPITAL PARTNERS

③ BlackRock's co-founder Ms. Susan Wagner is classified as independent

Co-founder Ms. Susan Wagner ("Director Ms. Wagner") is the Chair of the Risk Committee

◆ In July 2015, Director Ms. Wagner - a former BlackRock executive who had retired in June 2012 - ceased to trigger condition 302A.02(b) - including *"the director is, or has been within the last three years, an employee of the listed company"*, 302A.02(b)(i) - which prevents a director from qualifying as independent



JULY 2015

◆ As a result, in July 2015 (and every year thereafter) the Board qualified Director Ms. Wagner as "independent", as if she was any former employee[1]

◆ But not being an employee for three years is by no means a necessary and sufficient condition to be independent: according to NYSE rules, the Board is tasked with determining independence **by solely ensuring that the director has in substance no material relationship with the company.**

◆ Ms. Wagner's relationship with BlackRock (namely, with the management of BlackRock) is such that it raises no doubts about her lack of independence

---

Asserting the contrary, from 2015 until now, demonstrates two things only:

1. **BlackRock's Board of Directors lacks adequate independent oversight**
2. Ms. Wagner herself has confirmed that she is not independent by relying on an assessment that she must know is plainly unfounded. **Thanks to this, she has been able to join three BoD's committees (Risk, Audit, Executive), chairing one (Risk).**

---

1. BlackRock 2015 Proxy Statement, page 17 - https://www.sec.gov/Archives/edgar/data/1364742/000119312515135243/d891582ddef14a.htm

BLUEBELL | CAPITAL PARTNERS

Director Wagner in substance is not independent

Under NYSE rules Director Ms. Wagner does not qualify as 'independent' as she has a material relationship with BlackRock (i.e. its management)

◆ Director Ms. Wagner has a 36 year professional relationship with Director Mr. Fink (Chair/CEO) and Director Mr. Kapito (President), as the three of them co-founded BlackRock with others in 1988, when Ms. Wagner was at the age of 26

◆ Director Ms. Wagner worked at BlackRock from 1988 to 2012 and at time of retirement (12 June 2012) she was appointed Director

◆ During her career, Director Ms. Wagner held the positions of Chief Operating Officer and Head of Corporate Strategy. Director Ms. Wagner, who was also a member of BlackRock's Global Executive Committee, retired in 2012 as Vice Chairman - a role she held since 2006.

◆ According to SEC filing dated 22 February 2024[1], Director Ms. Wagner owns a nominal of 427,877 of BlackRock common stock with a value of approx. USD 348 million, **presumably granted to her by BlackRock as compensation**

◆ Director Ms. Wagner has a long-standing professional relationship ranging from 13 to 36 years with **fifteen members of BlackRock's Global Executive Committee** (out of twenty-four, i.e. 63% of total) as those fifteen senior managers were colleagues of Director Ms. Wagner before she retired in 2012

Legions of lawyers hired by BlackRock's BoD, paid with shareholders' money, will not be able to convince anyone that, from a substantive perspective, Director Ms. Wagner does not have a material relationship with BlackRock's senior executives, hence is not independent.

1.   SEC Form 4, 26 February 2024: http://pdf.secdatabase.com/400/0001127602-24-006973.pdf

BLUEBELL | CAPITAL PARTNERS

BlackRock's overall poor governance | No oversight on stewardship activities | ESG related | Not-ESG related | Failure to recognize and manage greenwashing risk

3 Director Ms. Wagner's former colleagues are currently leading BLK

Director Ms. Wagner has had professional relationships lasting decades with 15 out of the 24 members of the BlackRock Global Executive Committee. In particular, 9 out of 11 executives who are more focused on products and clients, and 6 out of 11 more focused on the corporate

BlackRock Global Executive Committee

Focus on Corporate (years of relationship with Director Wagner)



Larry Fink
CEO and Chairman
(36 yrs)



Rob Kapito
President
(36 yrs)



Rob Goldstein
COO
(30 yrs)



Chris Meade
Chief Legal



John Kelly
Corporate Affairs



Caroline Heller
CHRO



Ed Fishwick
CRO
(21 yrs)



Martin Small
CFO
(18 yrs)



Derek Stain
CTO
(15 yrs)



Joud Adbel Majeid
Inv. Stewardship



Philippe Hildebrand
Vice-Chairman

Focus on Products / Clients



J. Richard Kushel
Portfolio Management
(33 yrs)



Samara Cohen
ETF and Index
(31 yrs)



Sudhir Nair
Aladdin
(24 yrs)



Mark Wiedman
Global Clients
(20 yrs)



Rick Rieder
Fixed Income
(15 yrs)



Raffaele Savi
Systematic
(15 yrs)



Charles Hatami
Financial & Strategic
Investor group
(14 yrs)



Stephen Cohen
Chief Product Officer
(13 yrs)



Edwin Conway
Equity Private Markets
(13 yrs)



Manish Mehta
Global Markets



Lance Braunstein
Aladdin Engineering

Focus on Geographies



Susan Chan
Asia Pacific



Rachel Lord
International



Current member of BlackRock Global Executive Committee as of 15 March 2024 who are also former colleagues of Director Wagner

Source: BlackRock website and Bluebell Capital Partners estimates

BLUEBELL | CAPITAL PARTNERS

④ Questionable independence of other three BlackRock's directors

Mr. Gerber, Mr. Freda, and Mr. Slim have had such a long tenure on the Board of BlackRock that their supposed independence cannot be considered credible

◆ Except for a limited set of specific circumstances, Directors' 'true' independence is virtually impossible to assess, as independence is a state of mind (and consciousness)

◆ The NYSE listing standards require that, for a Director to qualify as 'independent,' the Board must affirmatively determine that the director has no material relationship with the company[1]

◆ Although tenure is not expressly a criterion for evaluating independence, it is implicitly so, as an extended tenure clearly establishes a relationship with the company (and its CEO) which, after a certain period, would be impossible not to recognize as material

◆ This is why a growing number of countries have adopted tenure-related guidelines, or restrictions, for independent Directors. With very few exceptions, the "comply-or-explain" model prevails, and the absolute maximum tenure for a corporate Director to be considered independent is 12 years (nine for UK)

◆ It is deplorable that BlackRock, as an industry leader and potential standard setter, fails to recognize that a director who has been on a board for over ten years (or longer) has compromised independence significantly, regardless of whether they are classified independent or not

◆ BlackRock's Directors Mr. Gerber (24 year), Mr. Slim (13 year) and Mr. Freda (12 year), lack the presumption of independence and dilute the level of 'true' Independent Directors to 62.5%

  ◆ Mr. Freda sits on the Management, Development and Compensation Committee and, with Mr. Gerber, in the Nominating, Governance & Sustainability Committee; Mr. Slim sits in the Audit Committee with Non-Independent Director Ms. Wagner; and Mr. Gerber sits in the Executive Committee with CEO Fink and Non-Independent Director Ms. Wagner. Mr. Gerber serves as Lead Independent Director

1. Either directly or as a partner, shareholder or officer of an organization that has a relationship with the company

BLUEBELL | CAPITAL PARTNERS

BlackRock's overall poor governance | No oversight on stewardship activities | ESG related | Not-ESG related | Failure to recognize and manage greenwashing risk

4 BlackRock's Board of Director in conclusion

An oversized board (16 directors vs. 10.8 of S&P 500[1]) with low percentage of independent directors (62.5% vs. 85% S&P 500), very long tenure (10 years vs. 7.8 years of S&P 500) and low women participation (31% vs. 33% S&P 500)

BlackRock Board of Directors	#	Comment
Members	16	Oversized
Executives	2	BLK Definition
Declared Independents	**14**	**88% of total**
(-) Susan Wagner	1	Co-founder
Real Independents	**13**	**81% of total**
(-) Murry Gerber	1	long tenure
(-) Fabrizio Freda	1	long tenure
(-) Marco Antonio Slim Domit	1	long tenure
W/o Directors >12 yrs tenure	**10**	**63% of total**


Laurence D. Fink
Chairman and CEO of BlackRock
Pamela Daley
Former Senior Vice President of Corporate Business Development of General Electric Company
William E. Ford
Chairman and CEO of General Atlantic
Charles H. Robbins
Chairman and CEO of Cisco Systems, Inc.
Marco Antonio Slim Domit
Chairman of Grupo Financiero Inbursa, S.A.B. de C.V
Fabrizio Freda
President and CEO of the Estée Lauder Companies Inc.
Murry S. Gerber
LEAD INDEPENDENT DIRECTOR
Former Chairman and CEO of EQT Corporation
Margaret "Peggy" L. Johnson
Former CEO of Magic Leap, Inc.
Robert S. Kapito
President of BlackRock
Hans E. Vestberg
Chairman and CEO of Verizon Communications, Inc.
Susan L. Wagner
Former Vice Chairman of BlackRock
Cheryl D. Mills
Founder and CEO of Blacklvy Group
Amin H. Nasser
President and CEO of the Saudi Arabian Oil Company
Gordon M. Nixon
Former President and CEO of Royal Bank of Canada
Kristin Peck
CEO of Zoetis, Inc.
Mark Wilson
Former CEO of Aviva plc and former President and CEO of AIA

"independent" with tenure >12 years

"independent" with tenure >12 years plus co-founder and former vice chair

1. 2023 Spencer Stuart US Board index: https://www.spencerstuart.com/-/media/2023/september/usbi/2023_us_spencer_stuart_board_index.pdf?sc_trk=BDB9A48933CA433C9DDD7D4E85D62A38

BLUEBELL | CAPITAL PARTNERS

BlackRock's Rhetoric

"All members of audit, compensation, and nominating/governance board committees should be independent"

BlackRock Investment Stewardship, Proxy voting guidelines for U.S. securities – January 2024[1]

1. BlackRock Investment Stewardship Proxy voting guidelines for U.S. securities Effective as of January 2024 https://www.blackrock.com/corporate/literature/fact-sheet/blk-responsible-investment-guidelines-us.pdf

BLUEBELL | CAPITAL PARTNERS

(5) BoD's committees have non-Independent Directors, also in the position of Chair

A non-independent board member chairing the Risk Committee is far from best practices

Risk Committee

Member	Chair	Age	Director Since
Susan L. Wagner	✓	62	2012
Pamela Daley		71	2014
Margaret "Peggy" L. Johnson		62	2018
Charles H. Robbins		58	2017
Hans E. Vestberg		58	2021
Mark Wilson		57	2018

Audit Committee

Member	Chair	Age	Director Since
Pamela Daley	✓	71	2014
Margaret "Peggy" L. Johnson		62	2018
Marco Antonio Slim Domit		55	2012
Hans E. Vestberg		58	2021
Susan L. Wagner		62	2012
Mark Wilson		57	2018

NGSC Committee[1]

Member	Chair	Age	Director Since
Gordon M. Nixon	✓	67	2015
William E. Ford		62	2018
Fabrizio Freda		66	2012
Murry S. Gerber		71	2000
Cheryl D. Mills		59	2013
Kristin C. Peck		52	2021

MDCC Committee[2]

Member	Chair	Age	Director Since
William E. Ford	✓	62	2018
Pamela Daley		71	2014
Cheryl D. Mills		59	2013
Gordon M. Nixon		67	2015
Marco Antonio Slim Domit		55	2012
Mark Wilson		57	2018

Note:	Not Independent
	Independent with a tenure ≥12 years

Source: BlackRock 2024 proxy filing.
1. Nomination, Governance and Sustainability Committee
2. Management Development and Compensation Committee

30

BLUEBELL | CAPITAL PARTNERS

BlackRock's overall poor governance	No oversight on stewardship activities		Failure to recognize and manage greenwashing risk
	ESG related	Not-ESG related	

Hierarchical structure of BoD's Committees: the 'Committee of the Committees'

"The Executive Committee shall consist of the Chairman and Chief Executive Officer and not less than four other directors who shall from time to time be appointed by the Board of Directors. The Executive Committee shall have and exercise in the intervals between the meetings of the Board of Directors all the powers of the Board of Directors, except as prohibited by applicable law. All acts done and powers conferred by the Executive Committee from time to time shall be deemed to be, and may be certified as being, done and conferred under authority of the Board of Directors" (BlackRock, Article of Association)

Executive Committee

Members	Chair	Age	Director Since	Additional roles
Laurence D. Fink	✓	**71**	**1999**	**CEO & Chairman**
Pamela Daley		71	2014	Chair Audit
William E. Ford		62	2018	Chair MDCC[1]
Murry S. Gerber		71	2000	LID
Gordon M. Nixon		67	2015	Chair NGSC[2]
Susan L. Wagner		**62**	**2012**	**Chair Risk**

Note:
Not Independent
Independent with a tenure ≥12 years

The mere existence of this Committee:

- ◆ threatens to represent an unwelcome influence on the Board of Director committees

- ◆ threatens to diminish the role of the Board of Directors

- ◆ threatens to diminish the role of the Lead Independent Director

- ◆ raises serious questions about the true independency of the "Independent Directors" (Ms. Daley, Mr. Ford, and Mr. Nixon) who have agreed to be part of it, including the Lead Independent Director (Mr. Gerber)

Source: BlackRock 2024 proxy filing; Note: NCSG: Nomination, Governance and Sustainability Committee
1. Management Development and Compensation Committee

31

BLUEBELL | CAPITAL PARTNERS

BlackRock's Rhetoric

"In our experience, boards are most effective at overseeing and advising management when there is a senior, independent board leader."

BlackRock Investment Stewardship, Proxy voting guidelines for U.S. securities - January 2024[1]

1. BlackRock Investment Stewardship Global Principles Effective as of January 2024 https://www.blackrock.com/corporate/literature/fact-sheet/blk-responsible-investment-engprinciples-global.pdf

BLUEBELL | CAPITAL PARTNERS

⑦ Lack of independence of the Lead Independent Director

With 24 years of tenure, Mr. Gerber cannot possibly be considered "independent" beyond any doubt. BlackRock's standard of governance has been damaged by this choice

◆ The Lead Independent Director, especially in a dual Chairman and CEO role, should be like '*Caesar's wife*'[1] - beyond suspicion. The current Lead Independent Director, Mr. Gerber, with 24 years on the Board, highlights BlackRock's lack of commitment to a true and effective independent oversight

◆ On November 7, 2023, Mr. Gerber announced the decision not to seek re-election. Then on March 28, 2024 BlackRock announced that Mr. Gerber will seek re-election at the next AGM and, if elected, he will remain Lead Independent Director for one additional year

◆ Bluebell Capital Partners had repeatedly asked to BlackRock's Board (November 10, 2022, February 6, 2023, and May 17, 2023) to replace the Lead Independent Director. The initial announcement on November 7, 2023, occurred just seven days before the deadline set by the Board for shareholders to submit proposals for the AGM 2024. This timing suggests a questionable decision, seemingly aimed at dissuading Bluebell Capital Partners from presenting a motion to separate the Chairman and CEO roles, always meant to be reversed.

◆ The decision to confirm Mr. Gerber in his role of Lead Independent Director, underscores the Board's lack of independent oversight, emphasizing the need to separate the roles of Chairman and CEO.

Extract from BlackRock 2024 Proxy Filing

Nominee	Age at Record Date	Director since	Committee Memberships (effective following the Annual Meeting)				
			Audit	MDCC	NGSC	Risk	Executive
Murry S. Gerber | Lead Independent Director Former Chairman and CEO of EQT Corporation	71	2000			●		●

1. As per Svetonio "*De vita Caesarum*": https://en.wiktionary.org/wiki/Caesar%27s_wife_must_be_above_suspicion. Caesar's wife was suspected of adultery and for this reason only Caesar repudiated her. A true leader cannot even be suspected of wrongdoing, as that, in itself, undermines his or her capacity to lead.

BLUEBELL | CAPITAL PARTNERS

BlackRock's overall poor governance | No oversight on stewardship activities: ESG related | Not-ESG related | Failure to recognize and manage greenwashing risk

7 Change of plans on LID renewal between 7/11/2023 and 28/3/2024

The independent directors of the BlackRock, Inc. Board have asked Murry S. Gerber, who serves as the Lead Independent Director of the Company's Board, to stand for re-election at BlackRock's upcoming Annual Meeting of Shareholders on May 15, 2024 and, if elected, remain Lead Independent Director for one additional year during the close and initial integration of BlackRock's acquisition of Global Infrastructure Partners (GIP). Mr. Gerber has agreed to do so. He will not stand for re-election in 2025.

On November 7, 2023, BlackRock announced that Mr. Gerber had informed the Board of his intention to retire at the conclusion of his term in May 2024. On January 12, 2024, the Company announced a transformational acquisition of GIP. The transaction is expected to close in the third quarter of this year, subject to customary closing conditions and regulatory approvals. ***In light of the GIP transaction, the independent directors of the Board asked Mr. Gerber to stand for re-election and remain Lead Independent Director for one additional year during the close and initial integration of the GIP transaction.***

Mr. Gerber has served as Lead Independent Director since 2017. He has extensive knowledge and expertise of the energy and industrial sectors spanning a 40-year career where he was the Chairman and CEO of integrated energy producer EQT Corporation. Prior to EQT, Mr. Gerber helped create Coral Energy (now Shell Trading North America) and was the Treasurer of Shell Oil. BlackRock Investment Stewardship Global Principles[(1)]

BlackRock Press Release 28 March 2024[(1)]

It almost seems as if maintaining the *status quo* was requested precisely when independent oversight was most needed, especially in the presence of a transformational transaction.

1. https://ir.blackrock.com/news-and-events/press-releases/press-releases-details/2024/BlackRock-Independent-Directors-Ask-Murry-S.-Gerber-to-Stand-for-Re-Election-and-Remain-Lead-Independent-Director-in-Light-of-Global-Infrastructure-Partners-Transaction-2024-oIRJvnyZC4/default.aspx

Regardless of the individual, LID role has ineffective powers and authorities

The issue is not just the excessive long tenure of Mr. Gerber on the Board (24 years), but it is also the weak and ineffective governance framework around the role: the limited authority conferred to the LID by BlackRock's Board, confirms the lack of commitment to an effective counterbalance to the Chair/CEO

◆ There are two commonly accepted structures for independent leadership to balance the CEO role in the Boardroom: 1) an independent Chair; or 2) a Lead Independent Director when the roles of Chair and CEO are combined, or when the Chair is otherwise not independent.

◆ In the case of BlackRock, the combined role of Chair/CEO plus Lead Independent Director does not represent a sound governance structure for two reasons:

1. the limited authority conferred to the LID by BlackRock's Board, which confirms the lack of commitment to enable a LID to be an effective counterbalance to the Chair/CEO (see below table); and

2. a complacent Board which is supinely flattened on the Chair/CEO, as evidenced by the already discussed poor governance arrangements.

Lead Independent Director Powers, an example: BlackRock vs JP Morgan[1]		
Authority	**JP Morgan[1]**	**BlackRock[2]**
To call for a Board meeting, to approve Board meeting agendas and add agenda items	✓	✗
To call Meeting of Independent Directors	✓	✓
To guide the annual performance review of the Chair/CEO	✓	✗
To guide the annual independent director consideration of CEO compensation	✓	✗
To guide the Board in its consideration of CEO succession	✓	✗

1. Corporate Governance Principles of JPMorgan Chase & Co., January 2023 https://www.jpmorganchase.com/about/governance/corporate-governance-principles#board-composition
2. BlackRock Lead Independent Director Guidelines, September 29, 2021 https://s24.q4cdn.com/856567660/files/doc_downloads/governance_documents/2021/09/Lead-Independent-Director-Guidelines-(2021)_vF.pdf

BLUEBELL | CAPITAL PARTNERS

Unavailability of LID to meet with dissenting shareholders

> *"The lead independent director or another appropriate director should be available to meet with shareholders in those situations where an independent director is best placed to explain and contextualize a company's approach"*
>
> BlackRock Investment Stewardship Global Principles[1]

◆ As part of our three-year long engagement with the Company, and on the knowledge that BlackRock *"strives to meet the same standards of transparency that we ask of the companies our clients are invested in"*[2], on April 6, 2023 we wrote to BlackRock that *"as a dissenting shareholder, we would welcome a call with BlackRock pro-tempore Lead independent director to discuss the matter"* (Bluebell Capital Partners email to BlackRock, 6 April 2023)

◆ However, the call was never organised and we never had a chance to discuss with BlackRock's LID

> **Shouldn't BlackRock Lead Independent Director be available to meet with a dissenting shareholder?**

1. BlackRock Investment Stewardship Global Principles Effective as of January 2024 https://www.blackrock.com/corporate/literature/fact-sheet/blk-responsible-investment-engprinciples-global.pdf
2. Larry Fink Dear Client Letter, 2021: https://www.blackrock.com/corporate/investor-relations/2021-blackrock-client-letter

BLUEBELL | CAPITAL PARTNERS

BlackRock's Rhetoric

"The lead independent director facilitates discussion among independent directors on key issues and concerns outside of full board meetings, including contributing to the oversight of CEO and management succession planning"

BlackRock Investment Stewardship, Proxy voting guidelines for U.S. securities Effective as of January 2024[1]

1. BlackRock Investment Stewardship, Proxy voting guidelines for U.S. securities Effective as of January 2024: https://www.blackrock.com/corporate/literature/fact-sheet/blk-responsible-investment-guidelines-us.pdf

BLUEBELL | CAPITAL PARTNERS

9   The need to prepare the impending succession for the current CEO

◆ The current CEO, Mr. Fink, is 71 years old

◆ The Board has established a retirement age policy of 75 years for Directors, as outlined in BlackRock's Corporate Governance Guidelines

◆ The preparation for Mr. Fink's succession is one of the most important tasks that BlackRock's Board needs to address

◆ Under the combined role of Chair/CEO, it is the Lead Independent Director who should spearhead the succession process

◆ However, it is noteworthy that this responsibility is absent under the duties assigned by the BlackRock Board to the Lead Independent Director, as per the "Lead Independent Director Guidelines" [1]

◆ The need to plan the succession of Mr. Fink, considering potential internal and external candidates and avoiding the risk that the succession process becomes a direct appointment by Mr. Fink of his most trusted lieutenant, makes it extremely urgent to reinstate strong independent oversight within the Board, by separating the roles of Chair and CEO

1. BlackRock guidelines effective as of September 29, 2021:
https://s24.q4cdn.com/856567660/files/doc_downloads/governance_documents/2021/09/Lead-Independent-Director-Guidelines-(2021)_vF.pdf

BLUEBELL | CAPITAL PARTNERS

BlackRock's conflict of interest in voting on its own shares

BlackRock's funds are BlackRock third largest shareholder and own 6.43%[1] of BlackRock's shares. These shares are voted "*by an independent third-party voting service provider, which applies BlackRock's public voting guideline where regulation or potential conflicts of interest means we may not vote ourselves*" (BlackRock)[2]

BlackRock Investment Stewardship (US, 2024) – Independent Leadership [3]

"There are two commonly accepted structures for independent leadership to balance the CEO role in the boardroom: 1) an independent Chair; or 2) a Lead Independent Director when the roles of Chair and CEO are combined, or when the Chair is otherwise not independent. In the absence of a significant governance concern, we defer to boards to designate the most appropriate leadership structure to ensure adequate balance and independence. To this end, we do not view shareholder proposals asking for the separation of Chair and CEO to be a proxy for other concerns we may have at the company for which a vote against directors would be more appropriate. Rather, support for such a proposal might arise in the case of overarching and sustained governance concerns such as lack of independence or failure to oversee a material risk over consecutive years. However, BIS may vote against the most senior non-executive member of the board when appropriate independence is lacking in designated leadership roles. In the event that the board chooses to have a combined Chair/CEO or a non-independent Chair, we support the designation of a Lead Independent Director, with the ability to 1) provide formal input into board meeting agendas; 2) call meetings of the independent directors; and 3) preside at meetings of independent directors. These roles and responsibilities should be disclosed and easily accessible.

BlackRock

What is the point in overcoming the conflict of interest by asking a third party to vote the shares using BlackRock's (weak) policies on the Lead Independent Director?

1. Source: Bloomberg data as of 9 of March 2024
2. Source: BlackRock, http://vds.issproxy.com/SearchPage.php?CustomerID=10228; AGM 2023
3. Source: BlackRock, https://www.blackrock.com/corporate/literature/fact-sheet/blk-responsible-investment-guidelines-us.pdf

BLUEBELL | CAPITAL PARTNERS

BlackRock's governance is worse than '*Worst Practice*' (1/3)

Separating Chair and CEO roles is increasingly regarded as the prevailing '*Best Practice*'

Comments

◆ There is a general trend toward separating the Chair and CEO roles. The number of combined Chair/CEO roles has decreased across all indices since 2013, and these combined roles now make up less than half of Chair roles across all indices.

◆ Historically, companies in the S&P 500 have had more combined Chair/CEO roles than the rest of the Russell 3000. Those companies have received the largest share of independent Chair shareholder proposals.

◆ Combined Chair/CEO roles in the S&P 500 have decreased by 13% over the last 10 years, the most significant decrease across the indices.

◆ Combined Chair/ CEO roles are on the decline, and they now are present at less than half of the companies across all U.S. indices.

◆ Moreover, the number of independent Chair roles has increased across all indices, demonstrating a push for not only separate Chair / CEO roles but also truly independent oversight of the Board

US Indices: Governance evolution last 10 years





BLUEBELL | CAPITAL PARTNERS

BlackRock's governance is worse than '*Worst Practice*' (2/3)

To conform the general trend, at the 2024 AGM season, four different shareholders submitted four proposals advocating for a split CEO/Chairman role at JP Morgan Chase and Co[1], Goldman Sachs Group Inc[2], Bank of America Corp[3] and of course at BlackRock Inc. by Bluebell Capital Partners. The situation at BlackRock is completely different relative to the others.

◆ The substantial difference lies in the fact that the boilerplate proposals regarding JP Morgan, GS, and Bank of America are argued based on the **generic observation** (certainly agreeable) that Chair/CEO role separation with the appointment of an independent Chair **in theory** enhances the 'checks and balances' mechanism, prevents self-referentiality of a Board where the CEO is the overseer of herself/himself and provide for more adequate independent oversight

◆ In contrast, our proposal at the BlackRock AGM is entirely based on the **specific analysis** of the lack of independent oversight, affecting **in practice** the malfunctioning of corporate governance within the company and the external poor exercise of the stewardship function that has exposed (and still exposes) BlackRock (i.e. its shareholders) to the adverse consequences of a very high level of risks (i.e., greenwashing) due to the many inconsistencies and contradictions between the rhetoric and the implementation of BlackRock ESG policy.

1. https://www.jpmorganchase.com/content/dam/jpmc/jpmorgan-chase-and-co/investor-relations/documents/proxy-statement2024.pdf
2. https://www.goldmansachs.com/investor-relations/financials/proxy-statements/2024/2024-proxy-statement-pdf.pdf
3. https://investor.bankofamerica.com/regulatory-and-other-filings/proxy-statements##document-59453-0001193125-24-064529-2

BLUEBELL | CAPITAL PARTNERS

BlackRock's governance is worse than '*Worst Practice*' (3/3)

BlackRock's overall poor governance	No oversight on stewardship activities · Failure to recognize and manage greenwashing risk
	ESG related · Not-ESG related

BlackRock's current corporate governance remains unequivocally the worst. This underscores the urgency and necessity of voting FOR the proposal to appoint an independent Chair at BlackRock, as "*we believe this issue is both material and urgent*"[6] (echoing BlackRock's comment as it voted 'FOR' an equivalent proposal presented at the Exxon AGM in 2020)

Governance ScoreCard

#	Criteria	JP Morgan[2]	Goldman Sachs[3]	Bank of America[4]	BlackRock[5]
1	Size of the Board of Directors	10	11	13	16
2	Percentage of Women	50% (>S&P500)	36% (>S&P500)	38% (>S&P500)	31% (<S&P500)
3	Percentage of independent directors	90% (>S&P500)	91% (>S&P500)	92% (>S&P500)	81% (<S&P500)
4	Presence of a board chair mandatory	✓✓	✗	✗	✗
5	All directors independent excluding the CEO	✓✓	✓✓	✓✓	✗
6	All BoD Committees chaired by independent directors	✓✓	✓✓	✓✓	✗
7	All BoD Committees composed of Independent directors	✓✓	✓✓	✓✓	✗
8	No BoD Executive Committee	✗	✓✓	✓✓	✗
9	Authority of the LID to call Meeting of Independent Directors	✓✓	✓✓	✓✓	✓✓
10	Authority of the LID to call for a Board meeting, to approve Board meeting agendas and add agenda items	✓✓	✓	✗	✗
11	LID Guides the annual performance review of the Chair/CEO	✓✓	✓✓	✗	✗
12	LID Guides the annual independent director consideration of CEO compensation	✓✓	✓	✓	✗
13	LID Guides the Board in its consideration of CEO succession	✓✓	✓	✓	✗

1. Mr. Burke is JPMorgan LID. He has been a director at JPM since 2004; Mr. Gerber is BlackRock LID. He has been a director at BlackRock since 2000
2. Corporate Governance Principles of JPMorgan Chase & Co., January 2023 https://www.jpmorganchase.com/about/governance/corporate-governance-principles#board-composition
3. Source: https://www.goldmansachs.com/investor-relations/corporate-governance/corporate-governance-documents/corp-gov-guidelines.pdf
4. Source: https://d1io3yog0oux5.cloudfront.net/_f28f5c92e7ad2ddd83495d07aa70b36b/bankofamerica/db/871/7280/pdf/BAC+Corporate+Governance+Guidelines+-+June+28%2C+2023.pdf
5. BlackRock Lead Independent Director Guidelines, September 29, 2021 https://s24.q4cdn.com/856567660/files/doc_downloads/governance_documents/2021/09/Lead-Independent-Director-Guidelines-(2021)_vF.pdf
6. http://vds.issproxy.com/SearchPage.php?CustomerID=10228 (EXXON AGM on 27 May 2020)

BLUEBELL CAPITAL PARTNERS

No Board oversight on stewardship activities

Supporting evidence:

(12) Resources allocated to voting are highly inadequate

(13) Contradictory position on thermal-coal and more broadly on fossil fuel

(14) Contradictory position on Scope 3 emission disclosure

(15) BlackRock's vote AGAINST the increase of Board representation for the market

(16) BlackRock's vote FOR and AGAINST the same director at the same AGM

(17) BlackRock's vote FOR the discharge of the Board responsible for a large environmental issue

(18) BlackRock's vote AGAINST liability action vs. convicted (in first degree) CEO and Chair

(19) BlackRock's vote AGAINST ousting CEO who has been sentenced to jail (in first degree)

(20) BlackRock has a solid track-record in endorsing management of defaulted companies (i.e. Bed Bath & Beyond, Lordstown Motor Corp, SVB and Signature Bank)

BLUEBELL | CAPITAL PARTNERS

BlackRock's Rhetoric

"As part of our fiduciary duty to our clients, we consider it one of our responsibilities to promote sound corporate governance as an informed, engaged shareholder on their behalf. At BlackRock, this is the responsibility of the BlackRock Investment Stewardship (BIS) team"

BlackRock Investment Stewardship - Global Principles Effective as of January 2024[1]

1. https://www.blackrock.com/corporate/literature/fact-sheet/blk-responsible-investment-engprinciples-global.pdf

BLUEBELL | CAPITAL PARTNERS

BlackRock's resources, allocated to voting, are highly inadequate

BlackRock Narrative...

Proxy voting is a way in which investors can signal their view on companies' corporate governance and management of material risks and opportunities. In our voting determinations, we take into consideration the context in which companies are operating their businesses. Our voting is thoughtful, methodical, and always anchored in our fiduciary duty to our clients as an asset manager. Globally, in the 2022-23 proxy year, BIS voted on:

171,500+ proposals

14,100+ companies

18,000+ meetings

69 voting markets

...Analysed

- In the 2022-23 proxy year, BlackRock Investment Stewardship's (BIS) voted at more than 18,000 shareholder meetings on more than 171,500 management and shareholder proposals in 69 voting market[1]

- BlackRock claims that in the 2022-23 proxy year, BIS held 4,000 engagements with more than 2,600 unique companies in 49 markets, effectively covering more than 75% of the value of BlackRock's equity assets managed by BlackRock[1]

- **BIS' team of approximately <u>70 dedicated professionals</u>, work across 10 global offices**[1]

- This would be equivalent to:
  - 2,450 proposals voted per BIS professional
  - 201 companies per BIS professional
  - 257 meeting per BIS professional

The contradiction between BlackRock claimed centrality of the stewardship function and the allocation of dedicated resources is stark

1. BlackRock 2023 Global Voting spotlight - Advancing our clients' financial interests - BlackRock Investment Stewardship - Overview of the 2022-23 proxy voting year
https://www.blackrock.com/corporate/literature/publication/2023-investment-stewardship-voting-spotlight.pdf

BLUEBELL | CAPITAL PARTNERS

BlackRock's overall poor governance | No oversight on stewardship activities: ESG related | Not-ESG related | Failure to recognize and manage greenwashing risk

13 BlackRock's contradictory position on thermal coal

BlackRock Narrative…



…Analysed

- In 2020, BlackRock pledged "*exiting investments that present a high sustainability-related risk, such as thermal coal producers*" (CEO Mr. Fink)[1]
- At the same time the statement was diluted in a concurrently issued 'Dear Client Letter' where the measure - initially set to be accomplished "*by the middle of 2020*" - was restricted solely to "*discretionary active investment portfolios*"[2]
- BlackRock's pledge to exit investment in thermal coal is a contradicting (and Pharisaic) pledge, especially considering that 90% of BlackRock's equity assets are held in passive strategies[3]

1. BlackRock CEO Mr. Fink, 'Dear CEO Letter', January 14th, 2020 https://www.blackrock.com/corporate/investor-relations/2020-larry-fink-ceo-letter
2. BlackRock, "Sustainability as BlackRock's New Standard for Investing", January 14th, 2020: https://www.blackrock.com/corporate/investor-relations/2020-blackrock-client-letter
3. Source: BlackRock's email to Bluebell Capital Partners dated 23 March 2023

BLUEBELL | CAPITAL PARTNERS

BlackRock's contradictory position on thermal coal (continued)

BlackRock's overall poor governance	No oversight on stewardship activities		Failure to recognize and manage greenwashing risk
	ESG related	Not-ESG related	

*"**Exiting Thermal Coal Producers** - Thermal coal is significantly carbon intensive, becoming less and less economically viable, and highly exposed to regulation because of its environmental impacts. With the acceleration of the global energy transition, we do not believe that the long-term economic or investment rationale justifies continued investment in this sector. As a result, we are in the process of removing from our discretionary active investment portfolios the public securities (both debt and equity) of companies that generate more than 25% of their revenues from thermal coal production, which we aim to accomplish by the middle of 2020"* (BlackRock, Sustainability as BlackRock's New Standard for Investing, 2020 Letter to Clients)[1]

BlackRock Portfolio Companies (non-exhaustive list)	Thermal Coal Revenues as a % of Total [2]	BlackRock Shareholding[3]	
		Shareholding % Market Cap	# Ranking in shareholder list
Glencore	26% of Industrial activities; 53% of Industrial EBITDA	8.20%	3
Whitehaven	94% of revenues	1.64%	6
Exxaro	95% of revenues, 91% of EBITDA	2.27%	6
Peabody	69% of revenues, 60% of EBITDA	13.44%	1
Thungela	Pure play Thermal Coal producer	6.05%	2

As of today[3], BlackRock is still a leading shareholder of thermal coal companies Glencore Plc, Thungela Resources Ltd, Exxaro, Peabody and Whitehaven

1. https://www.blackrock.com/corporate/investor-relations/2020-blackrock-client-letter
2. Source: company filings for FY 2023
3. Source: Bloomberg data as of March 19, 2024

BLUEBELL | CAPITAL PARTNERS

BlackRock's contradictory position on thermal coal (continued)

BlackRock's overall poor governance	No oversight on stewardship activities	Failure to recognize and manage greenwashing risk
	ESG related Not-ESG related	

What BlackRock says

◆ In December 2020, Swiss mining firm Glencore announced as one of its "priorities" to "*Reduce our coal production in line with the electrification and decarbonisation of global energy systems*"[1]

◆ In June 2021, contradicting December 2020's announcement, Glencore undertook to increase coal exposure by buying out (from Anglo American and BHP), the 66% stake it did not already own in the Colombian mine Cerrejon, adding 15-20 Mt new coal production per year.

◆ At the 2022 AGM, BlackRock (Glencore's top 3 shareholder) voted 'FOR' the 'Say on Climate resolution' proposed by management, who had just announced a significant increase in thermal coal production, de facto blessing the about face on thermal coal production by Glencore

◆ Somewhat (un)surprisingly in the following AGM, BlackRock (pressurised by Bluebell Capital Partners) voted AGAINST the same agenda item, maintaining that it was "*against the best interest of shareholders*".

What BlackRock does[2]



BlackRock.

Proxy Voting Results - BlackRock, Inc. Vote Disclosure

Glencore Plc

Ticker:	GLEN	Security ID:	G39420107
Meeting Date:	4/28/2022	Meeting Type:	Annual
Record Date:	4/26/2022		

#	Proposal	Mgt Rec	Vote
	Management proposals		
1	Accept Financial Statements and Statutory Reports	For	For
2	Approve Reduction of Capital Contribution Reserves	For	For
3	Re-elect Kalidas Madhavpeddi as Director	For	For
4	Re-elect Peter Coates as Director	For	For
5	Re-elect Martin Gilbert as Director	For	For
6	Re-elect Gill Marcus as Director	For	For
7	Re-elect Patrice Merrin as Director	For	For
8	Re-elect Cynthia Carroll as Director	For	For
9	Elect Gary Nagle as Director	For	For
10	Elect David Wormsley as Director	For	For
11	Reappoint Deloitte LLP as Auditors	For	For
12	Authorise the Audit Committee to Fix Remuneration of Auditors	For	For
13	Approve Climate Progress Report	For	For
14	Approve Remuneration Report	For	For
15	Authorise Issue of Equity	For	For
16	Authorise Issue of Equity without Pre-emptive Rights	For	For
17	Authorise Issue of Equity without Pre-emptive Rights in Connection with an Acquisition or Other Capital Investment	For	For
18	Authorise Market Purchase of Ordinary Shares	For	For

> **BlackRock's vote 'FOR' is a contradiction of BlackRock pledge in 2020 of "*Exiting investments that present a high sustainability-related risk, such as thermal coal producers*" (BlackRock CEO Mr. Larry Fink, 'Dear CEO Letter', January 14th, 2020)**

1. Source: Glencore, "Our Purpose", Investor Update 2020, 4th of December 2020, page 11: https://www.glencore.com/.rest/api/v1/documents/9be218260bb1a364bc6ff9adc5a2761a/20201204-GLEN-2020-Investor-Update-.pdf
2. April 2021 BlackRock voting on Glencore AGM. Source: https://vds.issproxy.com/SearchPage.php?CustomerID=10228

BLUEBELL | CAPITAL PARTNERS

BlackRock's appointment to the Board of Saudi Aramco CEO (July 2023)

BlackRock's overall poor governance	No oversight on stewardship activities		Failure to recognize and manage greenwashing risk
	ESG related	Not-ESG related	

BlackRock Press Release

BlackRock Elects Amin H. Nasser to Board of Directors
17 Jul 2023
NEW YORK--(BUSINESS WIRE)-- BlackRock, Inc. (NYSE: BLK) announced today that it is naming the Chief Executive Officer of the Saudi Arabian Oil Company ("Aramco"), one of the world's largest integrated energy companies, to BlackRock's Board of Directors ("Board"), while also preparing for the departure of a Board member. [...]

BlackRock

"BlackRock clearly stated that climate risk is an investment risk, but actions speak louder than words. The appointment of the CEO of the world's largest oil producer to BlackRock's board undermines its own stated climate commitments. At a time when financial institutions need to take a collective approach to addressing the financial risks from climate change, BlackRock shareholders expect climate-competent, not climate-conflicted, directors"
(Brad Lander, the New York City Comptroller, 19 July 2023)[2]

1. Source: https://comptroller.nyc.gov/newsroom/nyc-comptroller-lander-statement-on-blackrocks-new-board-appointment/

BLUEBELL | CAPITAL PARTNERS

14 **BlackRock's contradictory position on Scope 3 disclosure**

BlackRock's overall poor governance	No oversight on stewardship activities	Failure to recognize and manage greenwashing risk
	ESG related	Not-ESG related	

BlackRock Narrative...

◆ In 2021, BlackRock said to *"strive to meet the same standards of transparency that we ask of the companies our clients are invested in"* and to *"report Scope 1, Scope 2, and Scope 3 emissions for our corporate operations"* adding that in 2021 it intended *"to expand our Scope 3 reporting to include the aggregate emissions attributable to the investment portfolios we manage on our clients' behalf, where data permits"*[1] (CEO Larry Fink, 'Dear Client Letter', 2021)[1].

...BlackRock Facts

◆ In June 2022, BlackRock then issued a letter to the Security and Exchange Commission (SEC) questioning the usefulness of Scope 3[2] disclosure. CEO Mr. Fink went on record saying: *"we said, and I have always been loud on this, we are not going to support Scope 3 at this time"* and *"I have no problem in doing Scope 1 and 2. But we have always said that Scope 3 is forcing big companies, banks, and asset managers to be the environmental police"*[3]



1. CEO Larry Fink, 'Dear Client Letter', 2021: https://www.blackrock.com/corporate/investor-relations/2021-blackrock-client-letter
2. BlackRock letter to the SEC, June 17, 2022: https://www.blackrock.com/corporate/literature/publication/sec-enhancement-and-standardization-of-climate-related-disclosures-for-investors-061722.pdf
3. CEO Larry Fink, Bloomberg's interview, 2 June 2022, min 15:00: https://www.bloomberg.com/news/videos/2022-06-02/blackrock-ceo-larry-fink-on-inflation-esg-investing

BLUEBELL | CAPITAL PARTNERS

BlackRock's Rhetoric

"In our view, shareholder voting rights should be proportionate to economic ownership—the principle of 'one share, one vote' helps to achieve this balance."

BlackRock Investment Stewardship - Global Principles Effective as of January 2024[1]

1. https://www.blackrock.com/corporate/literature/fact-sheet/blk-responsible-investment-engprinciples-global.pdf

BLUEBELL | CAPITAL PARTNERS

15 BlackRock's vote AGAINST the increase of Board representation for the market

Background on the Sept 2022 Richemont AGM

◆ At the 2022 AGM of family controlled Swiss luxury company Richemont SA[1], Bluebell Capital Partners proposed to increase from 1 to 3, the board seats to be allocated to the market on a Board then composed of 17 Directors, all of whom until then, were appointed by the controlling shareholder.

◆ BlackRock voted **AGAINST** this proposal in line with the management recommendation in the interest of the controlling shareholder by whom it has been appointed

◆ BlackRock not only voted **AGAINST** the proposal, but also described the resolution to its own clients as a proposal intended to "*increase of the board minimum size from three to six*", which would have been simply a mechanical consequence of expanding the number of Directors from one to three, to represent the two classes of shareholders. The meaning of the proposal was blatantly different (i.e. to give more Board representation to the market)

◆ Anecdotally, according to Richemont, BlackRock had an existing commercial relationship with Richemont as manager of its liquidity portfolio

BlackRock Voting[1]

BlackRock.

Proxy Voting Results - BlackRock, Inc. Vote Disclosure

Compagnie Financiere Richemont SA

Ticker: CFR   Security ID: CH0210483332
Meeting Date: 9/7/2022   Meeting Type: Annual
Record Date: N/A

[...]

Shareholder proposals			
10	Approve Increase in Size of Board to Six Members	Against	Against
	Notes: Proposal is not in shareholders' best interests.		
11	Amend Articles Re: Representatives of Holders of Category A and B Registered Shares	Against	Against
	Notes: Proposal is not in shareholders' best interests.		

According to BlackRock, it is in the best interest of their clients (and the market) to have one Board seat instead of three, in a Board composed of seventeen directors, sixteen of which appointed by a controlling shareholder via multiple voting shares (1:10) with only a 10% economic interest

1. The capital of Swiss luxury conglomerate Richemont is composed of a dual class of shares with i) privately held high voting 'B' shares (9.1% of capital, 50% voting rights) and ii) listed low voting "A" shares (90.9% of capital and 50% voting rights)
2. September 2022 BlackRock voting at Richemont AGM. Source: https://vds.issproxy.com/SearchPage.php?CustomerID=10228
3. Richemont press release: https://www.richemont.com/news-media/press-releases-news/decisions-of-the-richemont-2022-annual-general-meeting/

BLUEBELL | CAPITAL PARTNERS

BlackRock's overall poor governance | No oversight on stewardship activities: ESG related / Not-ESG related | Failure to recognize and manage greenwashing risk

16 BlackRock's vote FOR and AGAINST the same director at the same AGM

Background on the Sept 2022 Richemont AGM

- At the 2023 AGM of family controlled Swiss luxury company Richemont SA[(1)], BlackRock voted **FOR** the management proposal to appoint Ms. Luhabe as the sole director in representation of the market (Item 4), with the remaining 17 directors, in representation of the controlling shareholder
- **At the same AGM**, on Item 5.9, BlackRock voted **AGAINST** the management proposal to elect Ms. Luhabe to the Board, as she "*serves on an excessive number of public company boards, which we believe raises substantial concerns about the director's ability to exercise sufficient oversight on this board*"
- **As if it weren't enough, Director Ms. Luhabe was first elected on the Board of Richemont at the AGM 2020, as representative of the controlling shareholder**

BlackRock Voting[(2)]

September 2023 AGM

BlackRock.

Proxy Voting Results - BlackRock, Inc. Vote Disclosure

Compagnie Financiere Richemont SA

Ticker: CFR **Security ID:** CH0210483332
Meeting Date: 9/6/2023 **Meeting Type:** Annual
Record Date: N/A

#	Proposal	Mgt Rec	Vote
	Management proposals		
4	Elect Wendy Luhabe as Representative of Category A Registered Shares	For	For
5.9	Reelect Wendy Luhabe as Director	For	Against

Notes: Nominee serves on an excessive number of public company boards, which we believe raises substantial concerns about the director's ability to exercise sufficient oversight on this board.

According to BlackRock, it is in the best interest of their clients (and the market) that an over-boarded Director is not appointed to the Board (BCP concurs). However, the very same Director was endorsed by BlackRock to the Board as the sole Director representing their clients (and the market). With the additional consideration that this very same Director was first appointed to the Board at the 2020 AGM as a representative of the controlling shareholder! This is a joke!

1. The capital of Swiss luxury conglomerate Richemont is composed of a dual class of shares with i) privately held high voting 'B' shares (9.1% of capital, 50% voting rights) and ii) listed low voting "A" shares (90.9% of capital and 50% voting rights)
2. Source: https://vds.issproxy.com/SearchPage.php?CustomerID=10228

53

BLUEBELL CAPITAL PARTNERS

BlackRock's overall poor governance | No oversight on stewardship activities (ESG related / Not-ESG related) | Failure to recognize and manage greenwashing risk

17 BlackRock's supports a Board responsible for a major environmental issue

Background on the April 2021 Solvay AGM

- From September 2020 to September 2022, Belgium company Solvay was at the centre of an environmental controversy, for discharging 250,000 tons of suspended solids per year into the Mediterranean Sea:

Solvay factory (Rosignano)



- BlackRock voted 'FOR', the discharge of Directors at AGM 2021 and in the 2022 AGM 'FOR' the re-election of Solvay's Director serving as Chairman of the ESG Committee.
- In September 2022, Solvay agreed to stop the contamination over a period of time.

BlackRock Voting[1]

Solvay SA

Ticker: SOLB **Security ID:** B82095116
Meeting Date: 5/11/2021 **Meeting Type:** Annual
Record Date: 4/27/2021

#	Proposal	Mgt Rec	Vote
	Management proposals		
5.1	Approve Discharge of Directors	For	For

Solvay SA

Ticker: SOLB **Security ID:** B82095116
Meeting Date: 5/10/2022 **Meeting Type:** Annual
Record Date: 4/26/2022

#	Proposal	Mgt Rec	Vote
	Management proposals		
9e	Indicate Matti Lievonen as Independent Director	For	For

Solvay – BCP settlement agreement[2]



SOLVAY
Progress beyond

Solvay and Bluebell Capital Partners reach a settlement and issue joint statement

Brussels and London, September 6th 2022

Solvay S.A. and Bluebell Capital Partners issue the following joint statement:

Solvay has announced plans to significantly reduce the release of limestone residues directly into the sea from its facility in Rosignano, Italy as well as a long-term objective to invest in a new soda ash production process intended to be adopted globally (Link). This new process should enable Solvay to further cut its CO_2 emissions and reduce any discharge of limestone residues to zero by 2050.

Bluebell has expressed appreciation for Solvay's plans, consistent with the Group's One Planet roadmap, and for the active engagement with Solvay's management that has brought about this positive outcome.

According to BlackRock, it is in the best interest of their clients to back the Board/Chair of the ESG Committee of a company responsible for a major environmental issue

1. May 2021 and May 2022 BlackRock voting at Solvay AGM. Source: https://vds.issproxy.com/SearchPage.php?CustomerID=10228
2. Source: https://www.solvay.com/en/press-release/solvay-and-bluebell-capital-partners-reach-settlement-and-issue-joint-statement

54

BLUEBELL | CAPITAL PARTNERS

BlackRock's overall poor governance | No oversight on stewardship activities: ESG related | Not-ESG related | Failure to recognize and manage greenwashing risk

17 BlackRock's refuse to support UN PRI Petition

BlackRock pledge to UN PRI since 2008

Principles for Responsible Investment[1]

BlackRock has been a signatory to the United Nations supported Principles for Responsible Investment (PRI) since 2008. The PRI is an independent non-profit organization that encourages investors to apply responsible investment practices to enhance returns and better manage risks. For more information see the About PRI page of the organization's website.

As a signatory, BlackRock has committed to the annual effort of supporting PRI's aspirational and voluntary principles, where consistent with our fiduciary duties.

1. We will incorporate ESG issues into investment analysis and decision-making processes.
2. We will be active owners and incorporate ESG issues into our ownership policies and practices.
3. We will seek appropriate disclosure on ESG issues by the entities in which we invest.
4. **We will promote acceptance and implementation of the Principles within the investment industry.**
5. We will work together to enhance our effectiveness in implementing the Principles.
6. We will each report on our activities and progress towards implementing the Principles

Solvay's drain channel (Rosignano)



BlackRock was invited but refused to support the following request for collaboration on the UN PRI Collaboration Platform:


14
LIFE BELOW WATER

"As stakeholders in Solvay we demand that the Board of Directors publicly states that the Company commits to bring its Rosignano plant fully in line with the strictest requirements of the UN Sustainable development goals (SDGs), with reference to SDG 14 ("Conserve and sustainably use the oceans, seas and marine resources for sustainable development") and SDG 14 Target 14.1 ("By 2025, prevent and significantly reduce marine pollution of all kinds, particularly from land-based activities, including marine debris and nutrient pollution")"

1. Source: BlackRock - https://www.blackrock.com/corporate/sustainability/pri-report

BLUEBELL | CAPITAL PARTNERS

BlackRock's Rhetoric

"As a fiduciary, we vote in the long-term economic interests of our clients."

BlackRock Investment Stewardship - Global Principles Effective as of January 2024[1]

1. https://www.blackrock.com/corporate/literature/fact-sheet/blk-responsible-investment-engprinciples-global.pdf

BLUEBELL | CAPITAL PARTNERS

	BlackRock's overall poor governance	No oversight on stewardship activities		Failure to recognize and manage greenwashing risk
		ESG related	Not-ESG related	

BlackRock's vote AGAINST liability action vs. convicted[1] CEO and Chair

Background on the April 2021 BMPS AGM

◆ At the 2021 AGM of Banca Monte de Paschi di Siena, BlackRock voted against the proposal for liability action against the bank's former Chairman, Mr. Profumo, and CEO, Mr. Viola, who had been sentenced by the Tribunal of Milan, in October 2020, to six years in jail after being found guilty of committing false accounting and market manipulation during the 2012-2015 period.

◆ The Tribunal of Milan concluded that Mr. Profumo and Mr. Viola have a *"marked ability to commit a crime"*[3] and that they offered their *"full and conscious adherence to the delinquent plan"*[3]

◆ MPS former Chairman and CEO were defined by the Tribunal as *"socially dangerous"*[3] and the Tribunal stated that *"the evidence seems decisive"*[3] and that *"the inclination to lie of the new management, willing to affirm falsehood in order to preserve the existing"*[3].

◆ BlackRock's clients incurred substantial losses after investing in two capital increases (in 2014 and 2015), totalling proceeds of EUR8bn, which were completely wiped out in the market, due to the discovery of misleading financial information

BlackRock Voting[2]

BlackRock.

Proxy Voting Results - BlackRock, Inc. Vote Disclosure

Banca Monte dei Paschi di Siena SpA

Ticker: BMPS | Security ID: T1188K346
Meeting Date: 4/6/2021 | Meeting Type: Annual/Special
Record Date: 3/24/2021

#	Proposal	Mgt Rec	Vote
	Management proposals		
1	Approve Financial Statements, Statutory Reports, and Allocation of Income	For	For
2	Deliberations in Accordance with Art. 2446 of Italian Civil Code (Related to Capital Decrease Due to Losses)	For	For
3a	Approve Remuneration Policy	For	For
3b	Approve Second Section of the Remuneration Report	For	For
4	Approve Performance Shares Plan to Service Personnel Severance Payment	For	For
	Shareholder proposals		
5	Appoint Luisa Cevasco as Internal Statutory Auditor and Appoint Francesco Fallacara as Alternate Auditor	None	For
	Notes: We consider this to be in the best interests of shareholders.		
	Management proposals		
1	Amend Company Bylaws Re: Article 23	For	For
	Shareholder proposals		
1	Deliberations on Corporate Liability Action Against Alessandro Profumo and Fabrizio Viola	None	Against
	Notes: Company already has policies in place to address these issues.		
2	Deliberations on Admissibility of Corporate Liability Action Against Current Directors	None	Against
	Notes: Vote against due to lack of disclosure.		
3	Deliberations on Corporate Liability Action Against Current Directors	None	Against
	Notes: Vote against due to lack of disclosure.		



BLK voting actions imply that it is in the best interest of their clients for a company to not pursue compensation for damages against former executives sentenced to jail (at the time of voting, on first degree judgement) for false accounting and market manipulation

1. In first degree to six years in jail.
2. June 2021 BlackRock voting at BMPS AGM. Source: https://vds.issproxy.com/SearchPage.php?CustomerID=10228
3. Tribunal of Milan – Sentence MPS Case RGNR 955/205 - 7 April 2021

BLUEBELL | CAPITAL PARTNERS

BlackRock's vote AGAINST ousting CEO who has been sentenced to jail[1]

BlackRock's overall poor governance	No oversight on stewardship activities	Failure to recognize and manage greenwashing risk
	ESG related / Not-ESG related	

Background on Leonardo 2021/22 AGMs

◆ In the May 2021 and 2022 AGMs of Italian defence company Leonardo Spa, BlackRock voted respectively 'ABSTAIN' and 'AGAINST" a shareholder proposal aimed at ousting the company's Chief Executive Officer (Mr. Profumo), who in October 2020 had been sentenced to jail (first degree) for committing financial crimes

◆ The Italian Court, established in April 2021, that Leonardo Spa's Chief Executive Officer in his prior post, was the author of a *"criminal plan"* carried out with the *"predictable intention to deceive shareholders or the public"*[3]

　◆ BlackRock maintained there was not sufficient information at the time of voting in the May 2021 AGM

　◆ BlackRock voted AGAINST the same proposal in the May 2022 AGM maintaining the proposal was *"not in the shareholders' best interests"*

BlackRock Voting[2]

Leonardo SpA

Ticker: LDO　　Security ID: T6S996112
Meeting Date: 5/19/2021　Meeting Type: Annual
Record Date: 4/29/2021

#	Proposal	Mgt Rec	Vote
	Shareholder proposals		
A	Deliberations on Possible Legal Action Against the Chief Executive Officer	None	Abstain

Notes: Abstain due to lack of sufficient information at the time of voting.



Leonardo SpA

Ticker: LDO　　Security ID: T6S996112
Meeting Date: 5/31/2022　Meeting Type: Annual
Record Date: 5/12/2022

#	Proposal	Mgt Rec	Vote
	Shareholder proposals		
A	Deliberations on Liability Action Against the Chief Executive Officer	None	Against

Notes: Proposal is not in shareholders' best interests.



According to BlackRock, it is in the best interest of their clients to have their capital invested in a company whose CEO has a serious criminal record for falsifying the financial statement of another publicly listed company

1. First degree
2. May 2021 and May 2022 BlackRock voting at Leonardo AGM. Source: https://vds.issproxy.com/SearchPage.php?CustomerID=10228
3. Tribunal of Milan – Sentence MPS Case RGNR 955/205 - 7 April 2021

BLUEBELL | CAPITAL PARTNERS

BlackRock's overall poor governance | No oversight on stewardship activities: ESG related / Not-ESG related | Failure to recognize and manage greenwashing risk

20 BlackRock's track-record in endorsing management of defaulted companies

Signature Bank, Chapter 11, 17 March 2023

BlackRock

Proxy Voting Results - BlackRock, Inc. Vote Disclosure

Signature Bank *

Ticker: SBNY **Security ID:** 82669G104
Meeting Date: 4/22/2020 **Meeting Type:** Annual
Record Date: 3/3/2020

#	Proposal	Mgt Rec	Vote
	Management proposals		
1.1	Elect Director Joseph J. DePaolo	For	For
1.2	Elect Director Barney Frank	For	For
1.3	Elect Director Scott A. Shay	For	For
2	Ratify KPMG LLP as Auditors	For	For
3	Advisory Vote to Ratify Named Executive Officers' Compensation	For	For
4	Authorize Share Repurchase Program	For	For

* Voted by an independent fiduciary, which applies Blackrock's public voting guidelines where regulation or potential conflicts of interest mean we may not vote ourselves. See BlackRock's website for more information.

SVB, Chapter 11, 17 March 2023

BlackRock

Proxy Voting Results - BlackRock, Inc. Vote Disclosure

SVB Financial Group *

Ticker: SIVB **Security ID:** 78486Q101
Meeting Date: 4/23/2020 **Meeting Type:** Annual
Record Date: 2/24/2020

#	Proposal	Mgt Rec	Vote
	Management proposals		
1.1	Elect Director Greg W. Becker	For	For
1.2	Elect Director Eric A. Benhamou	For	For
1.3	Elect Director John S. Clendening	For	For
1.4	Elect Director Roger F. Dunbar	For	For
1.5	Elect Director Joel P. Friedman	For	For
1.6	Elect Director Jeffrey N. Maggioncalda	For	For
1.7	Elect Director Kay Matthews	For	For
1.8	Elect Director Mary J. Miller	For	For
1.9	Elect Director Kate D. Mitchell	For	For
1.10	Elect Director John F. Robinson	For	For
1.11	Elect Director Garen K. Staglin	For	For
2	Advisory Vote to Ratify Named Executive Officers' Compensation	For	For
3	Ratify KPMG LLP as Auditors	For	For

* Voted by an independent fiduciary, which applies Blackrock's public voting guidelines where regulation or potential conflicts of interest mean we may not vote ourselves. See BlackRock's website for more information.

Bed Bath & Beyond Inc. Chapter 11, 11 April 2023

BlackRock

Proxy Voting Results - BlackRock, Inc. Vote Disclosure

Bed Bath & Beyond Inc.

Ticker: BBBY **Security ID:** US0758961009
Meeting Date: 7/14/2022 **Meeting Type:** Annual
Record Date: 5/16/2022

#	Proposal	Mgt Rec	Vote
	Management proposals		
1a	Elect Director Harriet Edelman	For	For
1c	Elect Director Marjorie Bowen	For	For
1d	Elect Director Sue E. Gove	For	For
1e	Elect Director Jeffrey A. Kirwan	For	For
1f	Elect Director Shelly Lombard	For	For
1g	Elect Director Benjamin Rosenzweig	For	For
1h	Elect Director Joshua E. Schechter	For	For
1i	Elect Director Minesh Shah	For	For
1j	Elect Director Andrea M. Weiss	For	For
1k	Elect Director Ann Yerger	For	For
2	Ratify KPMG LLP as Auditors	For	For
3	Advisory Vote to Ratify Named Executive Officers' Compensation	For	For

Lordstown Motor, Chapter 11, June 27, 2023

BlackRock

Proxy Voting Results - BlackRock, Inc. Vote Disclosure

Lordstown Motors Corp.

Ticker: RIDE **Security ID:** US54405Q2093
Meeting Date: 5/22/2023 **Meeting Type:** Annual
Record Date: 3/27/2023

#	Proposal	Mgt Rec	Vote
	Management proposals		
1.1	Elect Director David T. Hamamoto	For	For
1.2	Elect Director Keith Feldman	For	For
1.3	Elect Director Edward T. Hightower	For	For
2	Ratify KPMG LLP as Auditors	For	For
3	Amend Omnibus Stock Plan	For	For
4	Advisory Vote to Ratify Named Executive Officers' Compensation	For	For
5	Approve Reverse Stock Split	For	For

BlackRock, consistently support management of companies who then filed for Chapter 11

1. https://www.blackrock.com/corporate/literature/fact-sheet/blk-responsible-investment-engprinciples-global.pdf
2. BlackRock voting source: https://vds.issproxy.com/SearchPage.php?CustomerID=10228

59

BLUEBELL | CAPITAL PARTNERS

Failure to recognize and manage greenwashing risk

Supporting evidence:

21   The contradictions and inconsistencies of BlackRock's ESG stance has resulted in the alienation of clients and the unreasonable politicization of the ESG debate, exposing BlackRock to huge (and un-necessary) reputational risk

22   The Board has failed to recognize and address the growing risk of 'greenwashing', despite an inconsistent and contradictory approach to ESG investing: in the 10K, BlackRock neglects to identify 'greenwashing' as a standalone source of risk

BLUEBELL | CAPITAL PARTNERS

BlackRock's Rhetoric

"I'm now being attacked equally by the left and the right, so I'm doing something right, I hope"

CEO Larry Fink, Fortune/Bloomberg, October 12th, 2022[1]

1. Source: Fortune - https://fortune.com/2022/10/13/blackrock-ceo-larry-fink-says-hes-being-attacked-equally-by-the-left-and-right-in-esg-fight-so-im-doing-something-right/

BLUEBELL | CAPITAL PARTNERS

21 BlackRock rides the ESG wave to increase AUM

BlackRock relationship with ESG appears opportunistic, and positively correlated with the expected flow of AUM into sustainable funds

The Narrative



Analysis: Sustainable Funds Flow declining since 2021[1]



Source: Morningstar Direct. Data as of December 2023.

In the 2021 proxy season, BlackRock backed 46% of "Sustainability" proposals; 20% in 2022 and just 7% in 2023, in line with declining popularity of ESG funds[2]

1. Source Morningstar: https://www.morningstar.com/business/insights/blog/funds/global-sustainable-fund-flows-monthly-data
2. Source: 2023, 2022 and 2021 BlackRock BIS Overview of the proxy voting year. 2023 document: https://www.blackrock.com/corporate/literature/publication/2023-investment-stewardship-voting-spotlight.pdf. Sum of voting in favour of "Company Impacts on People" and "Climate and Natural Capital" voting items

BLUEBELL | CAPITAL PARTNERS

ESG opportunistic approach triggered backlash from all sides

The contradictions and apparent hypocrisy of BlackRock's actions, have unnecessarily politicized the ESG debate, alienating a plurality of BlackRock's customers with very different views on ESG risks, including twenty-three[(1)] US States representing approx. 150 million people. 5 States[(2)] have already taken this one step further and disinvested from BlackRock


JOHN M. SCHRODER
LOUISIANA STATE TREASURER
October 5, 2022
Mr. Laurence D. Fink
CEO
BlackRock, Inc.
55 East 52nd Street
New York, NY 10055
Dear Mr. Fink:
NORTH CAROLINA
DEPARTMENT OF STATE TREASURER
STATE TREASURER OF NORTH CAROLINA
SENT VIA ELECTRONIC TRANSMISSION
Board of Directors
BlackRock, Inc.
55 East 52nd Street
New York, NY, 10055
Dear BlackRock Directors:
Patrick Morrisey
Attorney General
State of West Virginia
Office of the Attorney General
August 16, 2022
Vanessa A. Countryman
Secretary, Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-1090
Submitted Electronically via SEC Internet Comment
Dear Secretary Countryman:
THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
BRAD LANDER
September 21, 2022
Laurence D. Fink
Chief Executive Officer
BlackRock Inc.
55 East 52nd Street
New York, NY 10055
Re: BlackRock Inc.'s Commitment to Net Zero Emissions
Dear Mr. Fink,

Jonathan Skrmetti, Attorney General, US State of Tennessee in suing BlackRock over ESG strategies said[(3)]: "[BlackRock] appears to have settled on a strategy of telling both sides what they wanted to hear, in an effort to keep everyone's business"

1. The States of Alabama, Alaska, Arkansas, Arizona, Georgia, Idaho, Indiana, Kansas, Kentucky, Louisiana, Mississippi, Missouri, Montana, Nebraska, Ohio, Oklahoma, South Carolina, Texas, Utah, West Virginia, Wyoming, the City of New York, and Florida; 2. Florida, Louisiana, Missouri, Texas, and West Virginia
3. 18 December 2023: Source FT - https://www.ft.com/content/552f23c0-e12e-4e94-8e0b-4d4cd733067b

63

BLUEBELL | CAPITAL PARTNERS

BlackRock's overall poor governance | No oversight on stewardship activities: ESG related | Not-ESG related | Failure to recognize and manage greenwashing risk

21 The latest issue generated by BLK's ambivalence on ESG

On March 19th, 2024 The Texas Permanent School Fund (PSF) pulled $8.5bn from BlackRock in order to comply with Texas law which prohibits them from dealing with entities boycotting energy companies: ambivalence on ESG keeps damaging BlackRock



State Board of Education
THE STATE of TEXAS
Chairman Aaron Kinsey

March 19, 2024

MIDLAND, TEXAS – Chairman of the State Board of Education, Aaron Kinsey, made this statement today advising the public that the Texas Permanent School Fund (PSF), through his leadership, terminated a major investment with BlackRock:

"The Texas Permanent School Fund (PSF) has a fiduciary duty to protect Texas schools by safeguarding and growing the approximately $1 billion in annual oil and gas royalties managed by the Texas General Land Office.

Today, PSF leadership delivered an official notice to global asset manager BlackRock terminating its financial management of approximately $8.5 billion in Texas' assets. Terminating BlackRock's contract ensures PSF's full compliance with Texas law.

The PSF's relationship with BlackRock was not in compliance with Texas Government Code Section 809, commonly referred to as Senate Bill 13, which prohibits state investment in companies like BlackRock that boycott energy companies.

BlackRock's dominant and persistent leadership in the ESG movement immeasurably damages our state's oil & gas economy and the very companies that generate revenues for our PSF. Texas and the PSF have worked hard to grow this fund to build Texas' schools. BlackRock's destructive approach toward the energy companies that this state and our world depend on is incompatible with our fiduciary duty to Texans.

Today represents a major step forward for the Texas PSF and our state as a whole. The PSF will not stand idle as our financial future is attacked by Wall Street. This bold action helps ensure our PSF remains in fact permanent and will continue to support bright futures and opportunities for generations of Texas students."



TEXAS PSF
EST. 1845

Texas PSF Corporation announces termination of investment management services contracts with BlackRock

March 19, 2024

AUSTIN — The Texas Permanent School Fund Corporation (Texas PSF) announces the decision to terminate two contracts for investment management services with BlackRock. In addition to the Corporation's compliance with Senate Bill 13 passed during the 87th Texas Legislature, Texas PSF has been divesting itself of assets managed by investment management firms that boycott energy companies while continuing to meet its ongoing fiduciary responsibility to maximize returns for Texas public schools.

"Companies pushing anti-Texas policies and woke indoctrination have no place in Texas public education, whether in the classroom or as investments in Texas Permanent School Fund" said Tom Maynard, Chair, Texas PSF. "We will continue to defend our Texas values while generating more resources to support the school children of Texas."

This action, which furthers Texas PSF's systematic divestiture from BlackRock, comes after the corporation adopted a new strategic asset allocation last month, which eliminated the increasingly volatile emerging market debt and equities and reduces exposure to non-U.S. equity areas in which BlackRock was providing investment management services. The impacted contracts represent about $8.5 billion in assets.

###

«Blackrock's destructive approach toward energy companies […] is incompatible with our fiduciary duty to Texans" (Aaron Kinsey, Chairman of the Texas State Board of Education, 19 March 2024)

Source: https://texaspsf.org/download/5/files/1635/blackrock-news-release_final.pdf

BLUEBELL | CAPITAL PARTNERS

BlackRock perception: too woke?

BlackRock's overall poor governance	No oversight on stewardship activities		Failure to recognize and manage greenwashing risk
	ESG related	Not-ESG related	

"For years...BlackRock has misled consumers about the scope and effects of its widespread ESG activity," **(Jonathan Skrmetti, Attorney General, US State of Tennessee, 18th December, 2023)**

FT Wealth Management

Investors' timeframe falls short of long-term climate challenge

...And, in the US, the term ESG has been politicised, with Republican politicians relentlessly criticising money managers such as BlackRock for being too "woke"....

JANUARY 19, 2024

ESG investing

BlackRock sued by Tennessee over ESG strategies

..."We reject the attorney-general's claims and will vigorously contest any accusations that BlackRock violated Tennessee's consumer protection laws," BlackRock said in a statement....

DECEMBER 18, 2023

BlackRock Inc

BlackRock chief Larry Fink pressured to resign over ESG 'hypocrisy'

..."The contradictions and apparent hypocrisy of BlackRock's actions have...politicised the ESG debate," they wrote....

DECEMBER 6, 2022

BlackRock Inc

BlackRock reshapes top team to boost firepower against critics

...The $8.5tn money manager said that its ESG initiatives served client needs and that it was also investing to help carbon heavy industries become greener....

OCTOBER 3, 2022

Lex BlackRock Inc

BlackRock: ESG tightrope is hard to navigate Premium

...BlackRock, like its peers, has benefited handsomely from the boom. ESG funds tend to command higher fees....

OCTOBER 13, 2022

ESG investing

US Republicans pull $1bn from BlackRock over ESG investing concerns

...The Republicans' ESG backlash was "political posturing" ahead of elections in November, he added....

OCTOBER 9, 2022

ESG investing

BlackRock denies Republican claims of climate 'activism'

...New York-based BlackRock responded on Wednesday. "Climate change is testing the resilience of many industries and businesses....

SEPTEMBER 7, 2022

ETF Hub Latest news on ETFs

BlackRock labels Texas 'anti-competitive' over ESG blacklisting

...His office then relied on corporate ESG ratings from MSCI to come up with a list of 19 target companies....

AUGUST 25, 2022

ESG investing

Texas accuses BlackRock of energy company boycott in ESG clampdown

...The US's largest producer of oil and gas, Texas in 2021 passed a law that attacked ESG investing for potentially hurting the industry....

AUGUST 24, 2022

BlackRock Inc

BlackRock's Fink rejects accusations of being 'woke'

...When the Biden administration's Department of Labor proposed allowing fund managers to include ESG as part of their fiduciary duty to investors last year, Republican senator Marco Rubio savaged it as "the...

JANUARY 18, 2022

US presidential election 2024

Larry Fink dismisses 'sad' criticism of BlackRock in Republican debate

...Eighteen states have passed some form of anti-ESG law, and Texas and West Virginia among others are boycotting BlackRock funds....

DECEMBER 7, 2023

BlackRock Inc

BlackRock vows to back more shareholder votes on climate change

..."It's clear that BlackRock's previous vague 'engagement' was not changing companies' approach to climate action," said Diana Best of the BlackRock's Big Problem campaign, a network of climate activist groups...

DECEMBER 10, 2020

Source: Financial Times

BLUEBELL | CAPITAL PARTNERS

BlackRock perception: too anti-woke?

BlackRock's overall poor governance	No oversight on stewardship activities		Failure to recognize and manage greenwashing risk
	ESG related	Not-ESG related	

"BlackRock is backtracking on its climate commitments, to the detriment of its portfolio, New York City's pension funds, and our planet" (Brad Lander, New York City's Comptroller, 21st September, 2022)

Fund management



JPMorgan and State Street quit climate group as BlackRock scales back

...judiciary committee, said on X the decisions by JPMorgan and State Street were "big wins for freedom and the American economy, and we hope more financial institutions follow suit in abandoning collusive ESG...

FEBRUARY 15, 2024

BlackRock Inc



BlackRock steps up spending on US lobbying in face of anti-ESG attacks

...Texas has declared BlackRock to be hostile to fossil fuel and earmarked it for divestment....

JANUARY 29, 2023

BlackRock Inc

BlackRock's support for climate and social resolutions falls sharply

...Indeed, BlackRock argued that its declining support for ESG proposals was reflective of a broader pullback among investors....

AUGUST 23, 2023

Moral Money

BlackRock's Larry Fink under fire Premium

...It regards BlackRock as being "contradictory (and in our opinion hypocritical)" in its actions and cites BlackRock's failure to support ESG-related shareholder initiatives.Folwell said that he had no plans...

DECEMBER 13, 2022

ESG investing



BlackRock and Vanguard tell UK inquiry they will not quit fossil fuel investments

..."BlackRock's role in the transition is as a fiduciary to our clients — it is not to engineer a specific decarbonisation outcome in the real economy," BlackRock wrote in its response....

OCTOBER 18, 2022

BlackRock Inc



BlackRock pulls back support for climate and social resolutions

...But they also seek "to accommodate corporate managers, and avoid adversarial relationships with them...and to reduce the odds of a political and public backlash against their power"....

JULY 26, 2022

BlackRock Inc



BlackRock warns it will vote against more climate resolutions this year

...BlackRock also has company in increased scepticism about activist proposals....

MAY 10, 2022

FT Asset Management



BlackRock: 'the journey of a single man'

...Does BlackRock hold itself to the same ESG and corporate governance standards that it demands of its portfolio companies?...

OCTOBER 11, 2021

Moral Money



BlackRock's ESG stance faces scrutiny in Asia Premium

...Not all of BlackRock's engagement went amicably....

MAY 5, 2021

BlackRock Inc



BlackRock accused of ESG inconsistency over Indonesia palm oil

...Green finance groups said BlackRock had been inconsistent in its approach to ESG considerations by not openly pressing Astra over its environmental record....

MAY 5, 2021

Moral Money



A 'catastrophic' decline in support for shareholder activism Premium

...BlackRock, Fidelity, Vanguard and State Street — the sector's four largest players by assets managed — were among the most reluctant to back proposals....

JANUARY 12, 2024

Moral Money

BlackRock faces backlash in Brussels over ESG contract Premium

...Today we have: Green MEPs call for EU to drop BlackRock's ESG contract BofA's Brian Moynihan says it is time for all companies to plan for carbon neutrality Is a Tesla competitor the next Beyond Meat?...

JUNE 17, 2020

Source: Financial Times

BLUEBELL | CAPITAL PARTNERS

BlackRock's Rhetoric

"I don't use the word ESG anymore, because it's been entirely weaponized"

CEO Larry Fink, 25th June, 2023[1]

1. Source Larry Fink, 25 June 2023: https://www.reuters.com/business/environment/blackrocks-fink-says-hes-stopped-using-weaponised-term-esg-2023-06-26/

BLUEBELL | CAPITAL PARTNERS

BlackRock's overall poor governance | No oversight on stewardship activities: ESG related | Not-ESG related | Failure to recognize and manage greenwashing risk

22 BlackRock's solution to fix a problem: just don't mention it

After 'ESG', BlackRock has also banned the term '*Greenwashing*'

- In the 'Risk Factors' section (Item 1A) of the FY 2023 10K report[(1)], BlackRock's Board failed to recognise "***Greenwashing***" as a stand-alone source of risk:
  - The term "***Greenwashing***" is conspicuously absent from the entire 10K report
  - We consider this a surprising omission given the extent of BlackRock's involvement in ESG initiatives and the fanfare in BlackRock's external communications, including Mr. Fink's letters with which ESG was approached
  - BlackRock's 2023 10K report only refers to a generic reputational risk, downplaying (in a potentially misleading way) the risk of "**Greenwashing**" which is considered material by us and most of their competitors given BlackRock ESG involvement
- Most of the other US leading asset-managers, who are also publicly listed companies – including Blackstone Inc., Invesco Ltd., KKR & Co. Inc., Raymond James Financial Inc., State Street Corporation and TPG Inc. – make explicit reference to "***Greenwashing***" risk in the 'Risk Factors' (Item 1A) section of their 2023 10K report

We consider the poor functioning of the Board, and the lack of proper oversight to the point of not even acknowledging "Greenwashing" as a specific risk category, particularly alarming: this is especially true when considering that the "Greenwashing" risk has been arguably increased by the numerous statements around ESG personally made over the years by CEO and Chair Mr. Fink, which are inconsistent with BlackRock actual practices

1. BlackRock 2023 10K: https://d18rn0p25nwr6d.cloudfront.net/CIK-0001364742/c2c250f4-22de-4bea-9e87-ad8816ebe178.pdf

BLUEBELL | CAPITAL PARTNERS

BlackRock's overall poor governance	No oversight on stewardship activities		Failure to recognize and manage greenwashing risk
	ESG related	Not-ESG related	

22 Key listed US competitors do mention Greenwashing prominently

*"The SEC maintains an enforcement task force to examine ESG practices and disclosures by public companies and investment managers and identify inaccurate or misleading statements, often referred to as "**greenwashing**." […] This could increase the risk that we are perceived as, or accused of, **greenwashing** […] If our or such third parties' ESG-related data, processes or reporting are incomplete or inaccurate,* ***or if we fail to achieve progress with respect to our goals within the scope of ESG on a timely basis****, or at all, we may be subject to enforcement action and our reputation could be adversely affected, particularly if in connection with such matters we were to be accused of* ***greenwashing*** *….We may also communicate certain climate-related initiatives, commitments and goals in our SEC filings or in other disclosures, which subjects us to additional risks, including the risk of being accused of* ***greenwashing****….*

Blackstone 2023 10K

"[…] these risks include negative market perception, diminished sales effectiveness and regulatory and litigation consequences associated with ***greenwashing*** *claims or driven by association with certain clients, industries or products that may be inconsistent with our other clients' ESG priorities or stated positions on climate change issues […] In the EU, European Securities and Markets Authority is planning to issue new guidelines on fund naming which will aim at avoiding greenwashing practices"*

Invesco 2023 10K

*"[…] these risks include negative market perception, diminished sales effectiveness and regulatory and litigation consequences associated with '****greenwashing****' claims or driven by association with clients, industries or products that may be inconsistent with our stated positions on climate change issues."*

State Street 2023 10K

*A growing interest on the part of investors and regulators in ESG factors, and increased demand for, and scrutiny of, ESG-related disclosures by asset managers, has likewise increased the risk that we could be perceived as, or accused of, making inaccurate or misleading statements regarding the investment strategies of our funds and exchange-traded funds ("ETFs"), or our and our funds' and ETFs' ESG efforts or initiatives, commonly referred to as "****greenwashing****". Such perceptions or accusations could damage our reputation, result in litigation or regulatory enforcement actions, and adversely affect our business.*

Raymond James Financial 2023 10K

*"[…] this additional scrutiny has increased the risk that asset managers could be perceived as, or accused of, making inaccurate or misleading statements regarding the investment strategies of their funds or their and their funds' ESG efforts or initiatives, often referred to as "****greenwashing****"*

TPG 2023 10K

*Growing interest on the part of investors and regulators in ESG factors and increased demand for, and scrutiny of, ESG-related disclosure by asset managers and fund investors, have also increased the risk that asset managers could be perceived as, or accused of, making inaccurate or misleading statements regarding their ESG-related investment strategies or their and their funds' ESG efforts or initiatives, often referred to as "****greenwashing****". Such perception or accusation could damage our reputation, result in litigation or regulatory actions, and adversely impact our ability to raise capital"*

KKR 2023 10K

Source: companies' filings

69

BLUEBELL | CAPITAL PARTNERS

Supporting Evidence

<table>
<tr>
<td>① to ㉒
Page 18-69</td>
<td>Why to vote "FOR" Bluebell Capital Partners proposal to separate Chair/CEO at BlackRock</td>
</tr>
<tr>
<td>㉓ to ㉘
Page 70-80</td>
<td>**Why the proposed separation of Chair/CEO at BlackRock represents also a test on the coherence and integrity of the Asset Management Industry**</td>
</tr>
<tr>
<td>㉙
Page 81-85</td>
<td>**BlackRock Board of Directors' misconstrued statement in opposition**</td>
</tr>
</table>

BLUEBELL | CAPITAL PARTNERS

The vote is a test on the coherence and integrity of the Asset Management industry

Supporting evidence:

23 Collectively, the Asset Management Industry is BlackRock's largest shareholder: the outcome of the ballot will therefore be highly influenced by leading asset managers (i.e. Vanguard, Fidelity, State Street, Capital Group and several others)

24 Leading global investors are in favour of the Chair/CEO separation

25 The Asset Management industry is strongly in favour of it

26 Certain Asset Managers favour a case-by-case approach (this is also Bluebell Capital Partners' approach) but the analysis is still driven by the same considerations outlined in support of our request

27 Proxy Advisors (ISS, Glass Lewis) are also generally supportive of a split of CEO and Chairman roles

28 It will be interesting to watch the position taken by BlackRock's Investment Stewardship team itself ("BIS") as evidence of their credibility (or lack thereof).

BLUEBELL | CAPITAL PARTNERS

BlackRock Shareholders Structure

BlackRock major shareholders are other asset managers

Comments

◆ According to Bloomberg data[1], the ~2/3 of all BlackRock shareholders are classified as "investment advisors", i.e. asset managers, as opposed to banks, sovereign funds, hedge funds

◆ Within the top 45 shareholders asset managers hold a cumulated 40% of BLK Capital

Legend:

| Asset Managers |
| Banks / SWFs |
| Insiders |

BlackRock top 45 shareholders [1]

#	Holder Name	Filing Date	Percent Outstanding	Asset Managers (green)
1	Vanguard Group Inc/The	31/12/2023	8.65	Yes
2	Capital Group Cos Inc/The	31/12/2023	6.69	Yes
3	BlackRock Inc	31/12/2023	6.43	BlackRock's Funds
4	State Street Corp	31/12/2023	3.93	Yes
5	Temasek Holdings Pte Ltd	31/12/2023	3.45	Sovereign fund
6	Bank of America Corp	31/12/2023	3.4	Bank
7	Morgan Stanley	31/12/2023	2.61	Bank
8	Vantagepoint Investment Advisers L	31/01/2024	2.19	Yes
9	Charles Schwab Corp/The	31/12/2023	2.13	Yes
10	Geode Capital Management LLC	31/12/2023	1.78	Yes
11	JPMorgan Chase & Co	31/12/2023	1.72	Bank
12	Wells Fargo & Co	31/12/2023	1.72	Bank
13	FMR LLC	31/12/2023	1.58	Yes
14	Norges Bank	31/12/2023	1.5	Yes
15	Fisher Asset Management LLC	31/12/2023	1.35	Yes
16	Wellington Management Group LLP	31/12/2023	1.15	Yes
17	UBS AG	31/12/2023	1.1	Bank
18	Northern Trust Corp	31/12/2023	1.03	Yes
19	Ameriprise Financial Inc	31/12/2023	1.02	Yes
20	Legal & General Group PLC	31/12/2023	0.8	Yes
21	Massachusetts Financial Services C	31/12/2023	0.77	Yes
22	Franklin Resources Inc	05/03/2024	0.75	Yes
23	BANK OF NEW YORK MELLON CORP/THE	31/12/2023	0.7	Yes
24	Government Pension Investment Fund	31/03/2023	0.65	Pension fund
25	FIL Ltd	31/01/2024	0.56	Yes
26	Harris Associates LP	31/12/2023	0.53	Yes
27	Teachers Insurance & Annuity Assoc	31/12/2023	0.53	Yes
28	Royal Bank of Canada	31/12/2023	0.51	Bank
29	Public Investment Fund	31/12/2023	0.5	Sovereign fund
30	Invesco Ltd	31/12/2023	0.49	Yes
31	Goldman Sachs Group Inc/The	31/12/2023	0.49	Bank
32	Envestnet Asset Management Inc	31/12/2023	0.43	Yes
33	Fayez Sarofim & Co	31/12/2023	0.43	Yes
34	Barclays PLC	31/12/2023	0.41	Bank
35	London Co of Virginia/The	31/12/2023	0.4	Yes
36	HSBC Holdings PLC	31/12/2023	0.37	Bank
37	Credit Agricole Group	31/12/2023	0.36	Bank
38	Principal Financial Group Inc	31/12/2023	0.36	Yes
39	State of California	31/12/2023	0.34	Government
40	Cantillon Capital Management LLC	31/12/2023	0.33	Hedge Fund Manager
41	Cincinnati Financial Corp	31/12/2023	0.31	Insurance Company
42	Canadian Imperial Bank of Commerce	31/12/2023	0.31	Bank
43	Wagner Susan L	22/02/2024	0.29	Insider
44	Credit Suisse Group AG	05/03/2024	0.29	Yes
45	Fink Laurence Douglas	28/02/2024	0.28	Insider

1. Source Bloomberg data as of March 9, 2024

BLUEBELL | CAPITAL PARTNERS

Leading global investors broadly support Chair/CEO separation

Norges Bank Investment Manager

"The board should exercise objective judgement on corporate affairs and be able to make decisions independently of management. The roles of chairperson and CEO should not be held by the same individual. Where a company founder combines both roles, we may support this for a limited period, provided the board has put in place measures to mitigate any conflicts of interest.

1. *We will not support the election of a chairperson who is also the CEO of the company.*
2. *We will not support an authorisation for the chairperson to serve as CEO.*
3. *We will support a proposal to separate the roles of chairperson and CEO."[1]*

NBIM

CalPERS

"We generally support proposals requesting the separation of the CEO and chair roles. We believe that the board should be chaired by an independent director and that CEO and chair roles should only be combined in very limited circumstances."[2]

CalPERS

CalSTRS

"The board should be chaired by an independent director. The chair is responsible for leadership of the board and ensuring its effectiveness on behalf of the shareholders The independent chair should be someone who has not had a substantive employment relationship with the company in the past five years."[3]

CalSTRS

1. Source: https://www.nbim.no/contentassets/34530895f32743a0a9528d6e55b73f6d/global_voting_guidelines_2024_uuweb.pdf
2. Source: https://www.calpers.ca.gov/docs/proxy-voting-guidelines.pdf
3. Source: https://www.calstrs.com/files/adf7cba85/CorporateGovernancePrinciples01-2024.pdf#:~:text=Generally%2C%20CalSTRS%20believes%20that%20a,proxy%20statement%20for%20the%20annual

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Leading Asset Managers broadly support Chair/CEO separation (1/2)

Wellington

""We believe that having an independent chair is the preferred structure for board leadership. Having an independent chair avoids the inherent conflict of self-oversight and helps ensure robust debate and diversity of thought in the boardroom. We will generally support proposals to separate the chair and CEO or establish a lead director but may support the involvement of an outgoing CEO as executive chair for a limited period to ensure a smooth transition to new management"[1]

Wellington

Legal & General

"The roles of chair and CEO are substantially different, requiring distinctly different skills and experience. Therefore, LGIM expects the two roles to be separated. This division of responsibilities ensures that a single individual does not have unfettered powers of decision-making at the head of the company, thereby securing a proper balance of authority and responsibility on the board. Therefore, LGIM will vote against the re-election of any director who holds both the chair and CEO positions. In addition, we expect the company to maintain a strong lead independent director. Where a company currently separates the roles of chair and CEO, LGIM strongly discourages it from re-combining the two roles. This decision should also be put to a shareholder vote for approval, given that these are key board risk functions"[2]

Legal & General

Harris Associate

"Harris has an existing guideline that states that we will normally vote in favor of proposals requiring the separation of the Chairman and Chief Executive Officer positions"[3]

Harris Associates

1. Source: Wellington Management 2023 Global Proxy Voting Guidelines https://www.wellington.com/content/dam/wellington/pdf/en/20230621-2023-global-proxy-voting-guidelines-final.pdf
2. Legal & General 2023 – North America Corporate Governance and Responsible Investment Policy https://www.lgim.com/landg-assets/lgim/_document-library/capabilities/lgim-north-america-corporate-governance-and-responsible-investment-policy-2023.pdf
3. Harris Associates Proxy Voting Guidelines https://harrisassoc.com/wp-content/uploads/sites/2/2019/10/HALPSummaryofProxyVotingGuidelines.pdf

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Leading Asset Managers broadly support Chair/CEO separation (2/2)

Capital Group

"We believe board independence is essential to good corporate governance. In addition to having a board's majority made up of independent members, we generally prefer an independent board chair (i.e., not a current or former executive or other affiliated director) as best practice for structural oversight of the executive team. We recognize that, in some cases, a sufficient level of board independence and leadership can be accomplished via other means. For example, in situations where a board has appointed an independent lead director, we will examine that individual's duties and interaction with the chair/CEO to determine whether a full separation of the roles is still warranted. We analyse board structure, leadership and overall governance on a case-by-case basis in arriving at decisions on whether to support separation of the chair and CEO roles"[1].

Capital Group

Northern Trust

"Northern Trust generally leaves the choice of chairman to the board's discretion as Northern Trust's support for proposals that principal committees consist exclusively of independent directors and that the board be comprised of a majority of independent directors provides sufficient checks and balances. However, Northern Trust will vote case by case on whether to support shareholder resolutions seeking the separation of chairman and CEO in circumstances where shareholder interests may be better served by having an independent chair. Such circumstances may include, during periods of organizational re-structuring, during periods of sustained under performance relative to peers, during a period of leadership transition, or where concerns arise as to the sufficiency of independence the board has from management"[2]

Northern Trust

MFS

"MFS believes boards should include some form of independent leadership responsible for amplifying the views of independent directors and setting meeting agendas, and this is often best positioned as an independent chair of the board or a lead independent director. We review the merits of a change in leadership structure on a case-by-case basis"[3]

[…]

Tenure in leadership roles: for a board with a lead independent director whose overall tenure on the board equals or exceeds twenty (20) years, we will generally engage with the company to encourage refreshment of that role, and we may vote against the long tenured lead director if progress on refreshment is not made or being considered by the company's board or we identify other concerns that suggest more immediate refreshment is necessary.

MFS

1. Capital Group – Global Proxy Policy - https://www.capitalgroup.com/us/pdf/shareholder/AFDLIT-007-556841.pdf
2. Northern Trust Proxy voting policies, procedures and guidelines effective date 12/15/2022 https://www.northerntrust.com/content/dam/northerntrust/pws/nt/documents/fact-sheets/mutual-funds/institutional/nt_proxypolicy.pdf
3. Massachusetts Financial Services company proxy voting policies and procedures January 1, 2024 https://www.mfs.com/content/dam/mfs-enterprise/mfscom/news/proxy_voting_procedures.pdf

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Other Leading Asset Managers are for a "case by case" approach (1/2)

As is Bluebell Capital Partners

State Street

"We analyze proposals for the separation of Chair/CEO on a case-by-case basis taking into consideration numerous factors, including the appointment of and role played by a lead director, a company's performance, and the overall governance structure of the company.

However, we may take voting action against the chair or members of the nominating committee at S&P 500 companies that have combined the roles of chair and CEO and have not appointed a lead independent director"[1]

[…]

Additionally, we may withhold votes from directors based on the following: Overall average board tenure is excessive. In assessing excessive tenure, we consider factors such as the preponderance of long tenured directors, board refreshment practices, and classified board structures

State Street

Vanguard

"The funds also support independent leadership in the boardroom. That may take the form of an independent chair or a lead independent director. Regardless of title, the role's responsibilities should be robust and clearly defined through company disclosure"[2]

Vanguard

Fidelity

"In general, Fidelity believes that boards should have a process and criteria for selecting the board chair, and will oppose shareholder proposals calling for, or recommending the appointment of, a non-executive or independent chairperson. If, however, based on particular facts and circumstances, Fidelity believes that appointment of a non-executive or independent chairperson appears likely to further the interests of shareholders and promote effective oversight of management by the board of directors, Fidelity will consider voting to support a proposal for an independent chairperson under such circumstance"[3]

Fidelity

1. Source: State Street Global Advisor - Proxy Voting and Engagement Guidelines - March 2023 North America (United States & Canada) https://www.ssga.com/library-content/pdfs/asr-library/proxy-voting-and-engagement-guidelines-us-canada.pdf
2. Vanguard – Global Proxy Voting Policy (February 2024) https://corporate.vanguard.com/content/dam/corp/advocate/investment-stewardship/pdf/policies-and-reports/global_proxy_voting_policy_2024.pdf
3. Fidelity Investments - Proxy Voting Guidelines January 2024 https://www.fidelity.com/bin-public/060_www_fidelity_com/documents/Full-Proxy-Voting-Guidelines-for-Fidelity-Funds-Advised-by-FMRCo-or-FDS.pdf

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Other Leading Asset Managers are for a "case by case" approach (2/2)

Charles Schwab

"CSIM believes that the board is typically best positioned to determine its leadership structure. Therefore, CSIM will typically not support proposals requiring the separation of these roles unless certain circumstances are in place. Factors that may result in a vote supporting a shareholder proposal requiring the separation of the Chair and CEO roles:

- *The board does not have a lead independent director;*
- *the board is not two-thirds independent;*
- *the company did not implement a shareholder proposal that was passed by shareholders at two previous shareholder meetings;*
- *the company nominated directors for election that did not receive a majority of shareholder support at the previous shareholder meeting;*
- *the company had material financial statement restatements;*
- *the company's board adopted a Shareholder Rights Plan during the past year and did not submit it to shareholders for approval;*
- *ongoing executive compensation concerns; ongoing financial underperformance;*
- *Lack of robust lead independent director"*[1]

Charles Schwab

JP Morgan Asset Management

"We will generally vote for proposals looking to separate the CEO and Chairman roles unless the company has governance structures in place that can satisfactorily counterbalance a combined chairman and CEO/ president post. Such a structure should include most or all of the following:

- *Designated lead director, appointed from the ranks of the independent board members with clearly delineated duties. At a minimum these should include: (1) Presides at all meetings of the board at which the chairman is not present, including executive sessions of the independent directors, (2) Serves as liaison between the chairman and the independent directors, (3) Approves information sent to the board, (4) Approves meeting agendas for the board, (5) Approves meeting schedules to assure that there is sufficient time for discussion of all agenda items, (6) Has the authority to call meetings of the independent directors, and (7) If requested by major shareholders, ensures that he is available for consultation and direct communication;*
- *2/3 of independent board;*
- *All-independent key committees;*
- *Committee chairpersons nominated by the independent directors;*
- *CEO performance is reviewed annually by a committee of outside directors; and*
- *Established governance guidelines.*
- *Additionally, the company should not have underperformed its peers under current leadership, over the long term"*[2]

JP Morgan Asset Management

1. Charles Schwab Investment Management, Inc. proxy voting policy as of March 2024 https://www.schwabassetmanagement.com/resource/csim-and-funds-proxy-voting-policy
2. JP Morgan AM - Global proxy voting guidelines North America, Europe, Middle East, Africa, Central America, South America, and Asia, March 2023: https://am.jpmorgan.com/content/dam/jpm-am-aem/global/en/institutional/communications/lux-communication/corporate-governance-principles-and-voting-guidelines.pdf

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Proxy Advisor ISS is in favour of Chair/CEO separation[1] (1/2)

◆ *General Recommendation: generally, vote FOR shareholder proposals requiring that the Board Chair position be filled by an Independent Director, taking into consideration the following: the scope and rationale of the proposal; the company's current Board leadership structure; the company's governance structure and practices; company performance; and any other relevant factors that may be applicable.*

◆ *The following factors will increase the likelihood of a "for" recommendation:*

CEO Chairman Separation

#	ISS Factors that will increase the likelihood of a "for" recommendation	Bluebell Capital Partner Assessment	
1	"the presence of non-independent directors on key board committees"	Wagner, Fink	✓
2	"a weak or poorly-defined lead independent director role that fails to serve as an appropriate counterbalance to a combined CEO/chair role"	BlackRock's LID has no authority to call Board meetings, to approve agendas, to add agenda items, to guide the annual performance review of the Chair/CEO, to drive discussion on CEO compensation or succession)	✓
3	"evidence that the Board has failed to oversee and address material risks facing the company"	the Board has failed to recognise and oversee greenwashing risk	✓
4	"a material governance failure, particularly if the Board has failed to adequately respond to shareholder concerns"	the Board has not responded to shareholder Bluebell Capital Partners concerns on ESG inconsistencies and contradictions	✓
5	"evidence that the Board has failed to intervene when management's interests are contrary to shareholders' interests" (the Board has failed to intervene when management's commercial interest in positioning BlackRock as ESG champion was contrary to shareholders' interest to avoid /minimize greenwashing risk).	the Board has failed to intervene when management's commercial interest in positioning BlackRock as ESG champion was contrary to shareholders' interest to avoid /minimize greenwashing risk)	✓

1. Source: ISS - United States - Proxy Voting Guidelines - Benchmark Policy Recommendations - Effective for Meetings on or after February 1, 2024 - Published early January 2024
https://www.issgovernance.com/file/policy/active/americas/US-Voting-Guidelines.pdf?v=1

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Proxy Advisor Glass Lewis is in favour of Chair /CEO separation[1] (2/2)

Extract from Glass Lewis 2024 benchmark policy guides (page 15-16)[1]

◆ *"Glass Lewis believes that separating the roles of CEO (or, more rarely, another executive position) and Chair creates a better governance structure than a combined CEO/Chair position. An executive manages the business according to a course the board charts. Executives should report to the board regarding their performance in achieving goals set by the board. This is needlessly complicated when a CEO chairs the board, since a CHAIR/CEO presumably will have a significant influence over the board. While many companies have an independent lead or presiding director who performs many of the same functions of an independent chair (e.g., setting the board meeting agenda), we do not believe this alternate form of independent board leadership provides as robust protection for shareholders as an independent chair.*

◆ *It can become difficult for a board to fulfill its role of overseer and policy setter when a Chair/CEO controls the agenda and the boardroom discussion. Such control can allow a CEO to have an entrenched position, leading to longer-than-optimal terms, fewer checks on management, less scrutiny of the business operation, and limitations on independent, shareholder-focused goal-setting by the board. A CEO should set the strategic course for the company, with the board's approval, and the board should enable the CEO to carry out the CEO's vision for accomplishing the board's objectives. Failure to achieve the board's objectives should lead the board to replace that CEO with someone in whom the board has confidence. Likewise, an independent chair can better oversee executives and set a pro-shareholder agenda without the management conflicts that a CEO and other executive insiders often face. Such oversight and concern for shareholders allows for a more proactive and effective board of directors that is better able to look out for the interests of shareholders.*

◆ *Further, it is the board's responsibility to select a chief executive who can best serve a company and its shareholders and to replace this person when his or her duties have not been appropriately fulfilled. Such a replacement becomes more difficult and happens less frequently when the chief executive is also in the position of overseeing the board. Glass Lewis believes that the installation of an independent chair is almost always a positive step from a corporate governance perspective and promotes the best interests of shareholders.*

◆ *Further, the presence of an independent chair fosters the creation of a thoughtful and dynamic board, not dominated by the views of senior management. Encouragingly, many companies appear to be moving in this direction — one study indicates that only 10 percent of incoming CEOs in 2014 were awarded the chair title, versus 48 percent in 2002. Another study finds that 53 percent of S&P 500 boards now separate the CEO and chair roles, up from 37 percent in 2009, although the same study found that only 34 percent of S&P 500 boards have truly independent chairs.*

◆ *We do not recommend that shareholders vote against CEOs who chair the board. However, we typically recommend that our clients support separating the roles of Chair and CEO whenever that question is posed in a proxy (typically in the form of a shareholder proposal), as we believe that it is in the long-term best interests of the company and its shareholders. Further, where the company has neither an independent chair nor independent lead director, we will recommend voting against the chair of the governance committee"*

1. Source Glass Lewis - 2024 Benchmark Policy Guidelines, United States - https://www.glasslewis.com/wp-content/uploads/2023/11/2024-US-Benchmark-Policy-Guidelines-Glass-Lewis.pdf?hsCtaTracking=104cfc01-f8ff-4508-930b-b6f46137d7ab%7C3a769173-3e04-4693-9107-c57e17cca9f6

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How BlackRock's Investment Stewardship team (BIS) would vote on Item 6?

"BlackRock's clients depend on us to help them meet their long-term investment goals. Given that the business decisions that companies make have a direct impact on our clients' **long-term investment outcomes and financial well-being, we consider it one of our responsibilities to promote sound corporate governance** *as an informed, engaged shareholder on their behalf. At BlackRock,* **this is the responsibility of the BlackRock Investment Stewardship (BIS) team**, *which serves as a link between BlackRock's clients and the companies we invest in on their behalf. In BIS' experience, sound governance is critical to the success of a company, the protection of investors' interests, and long-term financial value creation"*[1]

BIS's vote recommendation would be a real test of credibility and integrity

1. https://www.blackrock.com/corporate/literature/fact-sheet/blk-responsible-investment-guidelines-us.pdf

BLUEBELL | CAPITAL PARTNERS

Supporting Evidence

1 to **22** **Page 18-69**	Why to vote "FOR" Bluebell Capital Partners proposal to separate Chair/CEO at BlackRock
23 to **28** **Page 70-80**	Why the proposed separation of Chair/CEO at BlackRock represents also a test on the coherence and integrity of the Asset Management Industry
29 **Page 81-85**	**BlackRock Board of Directors' misconstrued statement in opposition**

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BlackRock opposition is meritless and self-referential (1/4)

BlackRock's Rejection[1]	Bluebell Capital Partners Response
"[…] the Board regularly reviews its leadership structure and considers this to be a key component of fulfilling its fiduciary duties to our shareholders. Importantly, the Board has chosen to maintain flexibility in its leadership structure and has not mandated the separation of the Chairman and CEO roles"	The very fact that the Board, in reviewing the leadership structure, does not detect any anomaly is the best demonstration of the lack of independent oversight within the Board. Few anomalies to be addressed (more details in Bluebell Capital Partners presentation): • A governance framework where the presence of a Chair is considered optional • Inadequacies in the powers entrusted to the Lead Independent Director • An over three-decade old relationship between a Director-Shareholder-co-founder (deemed by the Board to be independent) and the majority of the members of the Global Executive Committee • infrequent review of the governance structure with the last update of BlackRock's "Lead Independent Director Guideline" on the 29 of September 2021

The Board determined once again this year that the service of Mr. Fink as both BlackRock's CEO and Chairman is the most appropriate and effective leadership structure for the Board and the Company at the present time. Mr. Fink has served as our Chairman and CEO since founding BlackRock in 1988, and he brings over 30 years of strategic leadership experience and an unparalleled knowledge of BlackRock's business, operations and risks. In his time as Chairman and CEO, BlackRock has delivered industry-leading growth and long-term financial returns for our shareholders, including 9,000% total return since our IPO.

Bluebell Capital Partners proposal to separate Chair and CEO is not intended to be a vote of no-confidence in CEO Mr. Fink, but simply aims to address the lack of independent oversight by the Board. Also, BCP proposal is looking at the future, when the Fink era will naturally come to an end (age 71, with a board age limit at 75)

While acknowledging the undeniable contributions of CEO Mr. Fink, Mr. Kapito (President), and Ms. Wagner ("Independent" Director) in co-founding BlackRock and achieving industry-leading growth with long-term financial returns for shareholders, the 9,097% total return since the IPO (compared to 486% for the S&P) does not truly reflect their performance:

Total Shareholder Return Breakdown : $100 invested at IPO			
	IPO to BGI Deal	BGI Deal to Today	Full Period
BlackRock Inc.	$1,378	$668	$9,197
S&P 500 Index	$88	$669	$586
(Under)/Overperformance	$1,290	-$1	$8,611

Source: Bloomberg data, calculated in USD, assuming dividends reinvestment into the security

IPO: 01/10/1999; BGI Deal Announcement: 12/06/2009, Full period to 31/12/2023

CEO Mr. Fink may rightfully bask in the memories and celebrate his past successes, but shareholders, given the underwhelming results of the last fifteen years, must look forward

BLUEBELL | CAPITAL PARTNERS

29 BlackRock opposition is meritless and self-referential (2/4)

BlackRock's Rejection[1]	Bluebell Capital Partners Response
[…] the proponent has made multiple misguided, incorrect and contradictory criticisms of BlackRock that are rooted in its disagreement with proxy voting decisions made by BlackRock's Investment Stewardship team ("BIS") on behalf of the Company's clients. This includes instances where BIS did not support the proponent's campaigns as BIS did not consider doing so to be in the best long-term financial interests of our clients.	The reality is that BIS is severely understaffed, with a team of ~70 people handling 171,500+ voting decisions, at the shareholders meeting of 14,100+ companies across 69 markets every year. Therefore, it is not surprising to see BlackRock voting absolutely in line with management recommendations most of the time, for years, in companies which ended up filing for Chapter 11. See examples of SVB, Bed Bath & Beyond, Lordstown Motors Corp, Signature Bank; Bluebell Capital Partners has never had any interest in these failed companies. BlackRock is simply not in the position to fulfil its stewardship responsibilities. The Board, due to lack of independent oversight, has failed to recognised this issue. Separately, Bluebell Capital Partners, in its role as an asset manager, finds BlackRock as a shareholder (and a significant one) in almost all the companies BCP invests in, and can provide more colour on BlackRock's illogical voting (further details in our presentations): • In a dual class share structure, defending the status quo of the high voting shares, over-represented at board level • Voting in favour of Directors convicted for six years in prison for serious financial crimes • Supporting the re-appointment of a Director who served as Chair of the ESG Committee at the Board of a company responsible for one of the most severe environmental contaminations on the shores of the Mediterranean Sea

1. Source BlackRock Proxy Filing 2024 (https://s24.q4cdn.com/856567660/files/doc_financials/2024/ar/2024-Proxy-Statement_vF.pdf)

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BlackRock opposition is meritless and self-referential (3/4)

BlackRock's Rejection[1]	Bluebell Capital Partners Response
a one-size-fits-all approach to board leadership may not suit each company's circumstances.	Bluebell Capital Partners fully agree that each situation must be examined on a case-by-case basis For example, it is completely different the case of two companies where the CEO also serves as Chairman, and both have had a Lead Independent Director serving on the Board for over twenty years. However, in one case: i) the presence of the Chair is mandatory; ii) the Board of Directors, excluding the CEO, is composed solely of independent Directors; iii) the Board committees are formed and chaired exclusively by independent Directors; iv) all the independent Directors do not have past relationships with the company's management; v) the Lead Independent Director has the authority to convene the Board of Directors, approve its agenda, and lead discussions on performance evaluation, compensation, and CEO succession. while none of the aforementioned elements of strong corporate governance apply to BlackRock
independent oversight is carried out by the Board, of which the vast majority of directors are independent as defined by NYSE listing standards. This oversight is enhanced by the leadership of a Lead Independent Director, who is appointed by the independent directors of the Board	As previously mentioned, BlackRock has a weak governance framework which is evidenced by a clear lack of independent oversight over management For example, the contradictions and inconsistencies of BlackRock's ESG stance in their investing and voting decisions has resulted in the alienation of clients and the unreasonable politicization of the ESG debate, exposing BlackRock to huge (and un-necessary) reputational risk. Additionally, the board failed to recognize and address the resulting 'greenwashing' risk: 'Greenwashing' is not even mentioned in BlackRock's 10K, unlike most of its peers[2]. BlackRock's Lead Independent Director, Mr. Murry Gerber, has been on the Board for 24 years, a tenure that in many jurisdictions would disqualify him from the presumption of independence. Mr. Gerber's role is also undermined by severely limited and ineffective powers - including the inability to convene the Board of Directors and lead discussions on performance evaluation, compensation, and CEO succession, as per best practices), another factor indicating a lack of independent oversight

1. Source BlackRock Proxy Filing 2024 (https://s24.q4cdn.com/856567660/files/doc_financials/2024/ar/2024-Proxy-Statement_vF.pdf)
2. Such as Blackstone Inc., Invesco Ltd., KKR & Co. Inc., Raymond James Financial Inc., State Street Corporation, and TPG Inc

84

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BlackRock opposition is meritless and self-referential (4/4)

BlackRock's Rejection[1]	Bluebell Capital Partners Response
this proposal seeks a binding amendment to BlackRock's Bylaws. Accordingly, voting in favor of amending the Company's Bylaws to require separation of the Board Chair and CEO roles prevents the Board from exercising its discretion to make the best-informed decision on a leadership structure that serves the Company and its shareholders based on the relevant facts and circumstances from time to time.	Our proposal includes two separate aspects: (i) the introduction of the obligation for the Board to appoint the Chair; (ii) the additional condition that the Chair be independent. Regarding point (i), the mandatory appointment of the Chair by the Board (currently discretionary) typically finds a place in the by-laws. This can be observed in the by-laws of many other companies[2] Regarding point (ii), in a letter dated December 1st, 2023, BlackRock informed us that under their strict interpretation of Rule 14a-8 of the Securities Exchange Act of 1934, as amended, shareholder Bluebell Capital Partners would be allowed to submit only one proposal to the agenda of the shareholders' meeting. In light of the above, the only available alternative for us was to combine points (i) and (ii) in a single proposal as a statutory amendment to Article IV (OFFICERS), Section 4.1 (Designation) of the by-laws. The claim that our proposal to amend the by-laws would limit the company's flexibility is, however, instrumental. This is because (i) the roles have never been separated and have always been performed by CEO Mr. Fink; (ii) once the by-laws are changed to include an independent Chair, nothing prevents the Board in the future from requesting, with reasoned justification, that the roles be re-combined if new conditions were to require so. To expose the true nature of BlackRock's argument as entirely pretextual, Bluebell Capital Partners has informed BlackRock that it is prepared to withdraw our proposed to amend by-law, subject to the following condition: BlackRock must irrevocably commit to adopting a policy that mandates an independent board chair, effective BlackRock AGM 2025, with the announcement to be made to the market by April 15, 2024.

1. Source: BlackRock Proxy Filing 2024 (https://s24.q4cdn.com/856567660/files/doc_financials/2024/ar/2024-Proxy-Statement_vF.pdf)
2. Including most of the companies listed by BlackRock as its own peers (i.e., American Express Co., Ameriprise Financial, Inc., the Bank of New York Mellon Co., the Charles Schwab Co., Northern Trust Co., and Visa Inc.)

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Contacts

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Bluebell Capital Partners Limited

2 Eaton Gate, London SW1W 9BJ

Tel: +44 20 3826 0100

info@bluebellcp.com

www.bluebellcp.com

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